Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, CA 92618
https://www.alphamotorinc.com/

Up to $3,760,663.60 in Common Stock at $49.90
Minimum Target Amount: $14,970.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Alpha Motor Corporation
Address: 9551 Irvine Center Drive, Irvine, CA 92618
State of Incorporation: DE
Date Incorporated: August 20, 2020

Terms:

Equity

Offering Minimum: $14,970.00 | 300 shares of Common Stock
Offering Maximum: $3,760,663.60 | 75,364 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $49.90
Minimum Investment Amount (per investor): $499.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

5% Loyalty Bonus for people who sign up for the TTW Reservations Page

Time-Based:

VIP Early Birds
Invest within the first 72 hours and receive 10% bonus shares

Super Early Bird Bonus
Invest within the first week and receive 7% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$5000+ | SILVER Level Perk
Invest $5000+ and receive:
$500 credit upon purchase of a vehicle *1
Limited edition T-shirt

$10,000+ | GOLD Level Perk
Invest $10,000+ and receive:
$1,500 credit upon purchase of a vehicle *1
Limited edition T-shirt**

$20,000+ | PLATINUM Level Perk
Invest $20,000+ and receive:
$3,000 credit upon purchase of a vehicle *1
Limited edition T-shirt**
5% bonus shares

$250,000+ | ALPHA Level Perk

Invest $250,000+ and receive:
Free Alpha vehicle at the start of production *2
Limited edition T-shirt**
24 x 36 Exclusive Canvas Print Art Collectible**
10% bonus shares

*1 The credit will apply towards the purchase of a vehicle from Alpha Motor Corporation ('Alpha vehicle"). At the time of any required payment of the deposit, you will be requested to pay the remainder of the deposit amount, should you choose to make a deposit for the purchase of an Alpha vehicle. If the credit is higher than the deposit required, such surplus will be applied towards the purchase of an Alpha vehicle. The credit is nonrefundable.

*2 Investor may select any Alpha vehicle so long as such vehicle is in mass production, up to US $60,000 value. For any Alpha vehicle above US $60,000, the investor shall pay the difference.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Perks are not cumulative; other than the OWNer's bonus shares, higher of the applicable bonus shares in the perks category will be awarded.

** The items will be provided after the investment period ends. Shipping and handling costs are included.

The 10% StartEngine Owners' Bonus

Alpha Motor Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $49.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,990 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Alpha Motor Corporation ("Alpha" or the "Company") is a California-based award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric vehicles to Move Humanity towards a green economy.

Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning EV designs (patent-issued; #11505265).

Following a successful market introduction in 2020 and backed by over 66,830 vehicle preorder indications, Alpha is now advancing to pre-production vehicle development.

Competitors and Industry

Alpha Motor Corporation believes it will emerge as a standout in the rapidly evolving electric vehicle industry, strategically targeting the EV market, which is projected to reach $1.5 trillion by 2030. Unlike competitors vying for luxury EV segments, Alpha's competitively priced vehicles ($36,000-$46,000 base MSRP) broaden its customer base, positioning it for mainstream success. With over 66,830 pre-order indications received to date, Alpha demonstrates significant revenue potential while leveraging platform technology and a mature supply chain to outpace counterparts in production capability and revenue expansion.

Alpha's strategic positioning for affordability, quality, and readiness, showcased through widespread pre-orders and public acclaim from showings to over 13,670,000 people, contrasts sharply with discreet developmental phases of other public EV companies, solidifying its standing in the market. Amidst the accelerating growth of EVs, Alpha's focus on affordability without compromising technological innovation positions it as a frontrunner in the industry, ensuring broader market accessibility and a higher potential for converting pre-orders into sales, signaling a path toward substantial growth and leadership.

Current Stage and Roadmap

Following a successful market introduction in 2020, Alpha's WOLF Electric Truck debuted in conceptual form at the Petersen Automotive Museum in Los Angeles in 2021 and continued to be showcased due to significant public interest until late 2022. This year-long exhibition marked the successful conclusion of Alpha's proof-of-concept phase. Subsequently, Alpha diligently advanced its modular vehicle platform technology, facilitating the development of a diverse range of electric vehicles stemming from the same foundational platform.

Prioritizing the importance of quality and control in production, Alpha made substantial investments in its proprietary manufacturing tools, tooling, jigs, and fixtures to reproduce the WOLF Electric Truck. Additionally, Alpha expanded its network of vehicle solutions to procure high-quality components like batteries and motors from Tier 1 strategic partners within the United States, ensuring adherence to domestic sourcing.

Furthermore, to bolster its manufacturing capabilities and engineering prowess, Alpha formed strategic partnerships with Tier 1 vehicle manufacturing companies and e-mobility vehicle production engineering companies. These collaborations allowed Alpha to enhance its vehicle engineering capacity and broaden its manufacturing scope, enabling the creation of the second vehicle prototype, the WOLF+ Electric Truck. This updated variant accommodates an extended cabin, seating two additional passengers compared to the base model, the WOLF Electric Truck. Leveraging its proven multipurpose vehicle system and modular platform, Alpha efficiently streamlined the creation of the WOLF+ Electric Truck within a three-month assembly timeframe, validating the efficacy of its proprietary methodologies.

In March 2023, Alpha exhibited two vehicle prototypes (WOLF and WOLF+ Electric Trucks) at the Seoul Mobility Show in Seoul, South Korea, where over 500,000 people attended the exhibition. By July 2023, Alpha achieved a significant milestone by unveiling a functional, driving prototype of the WOLF Electric Truck, affirming its drivability and performance. Following this successful validation, Alpha advanced its efforts to refine the SUPERWOLF, the third vehicle variant sharing the same platform as an electric truck.

The culmination of these advancements led Alpha to receive an invitation to showcase its WOLF Electric Truck at the SEMA Show in Las Vegas, Nevada, in November 2023. This event garnered significant attention, with over 160,000 attendees witnessing Alpha's innovative vehicle technology and progression. Furthermore, Alpha is strategically expanding its vehicle lineup by planning additional models to be built on the same modular vehicle technology platform. This initiative encompasses the JAX Crossover and REX SUV models, for which Alpha has undertaken extensive engineering development. These efforts are aimed at optimizing the vehicles for streamlined production, aligning with Alpha's established process for efficient vehicle production development.

With the additional capital to be raised from this offering, Alpha plans to build more test vehicles for its pre-production vehicle development.

Alpha is led by a team of experienced automotive professionals working to commercialize our award-winning EVs. Alpha has patented technology that facilitates speed-to-market efficiency and OEM-level strategic partnerships to develop and manufacture highly competitive EVs in the U.S. With over 66,830 vehicle preorder indications received to date, we aim to manufacture for the EV mass market, which is expected to surpass US $1.5 trillion by 2030.

*Preorder indications are non-binding, no deposit, and require no down payment or reservation fee.

The Team

Officers and Directors

Name: Edward Yoon Lee

Edward Yoon Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Chief Executive Officer (CEO)
  Dates of Service: August, 2020 - Present
  Responsibilities: Lead new EV enterprise to successfully commercialize high quality electric vehicles in the United States. He presently has an annual salary of $120,000 USD and holds 4,080,000 shares of Fully Vested Common Stock.

Name: So Yun Lee

So Yun Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Vice Chairman of the Board

Dates of Service: August, 2020 - Present
Responsibilities: Define vision and accelerate execution to lead purpose for humanity. Advise and strategize alongside the CEO to improve and inspire the employees, investors, partners and customers. She presently has an annual salary of US$90,000 and holds 1,200,000 Fully Vested Common Stock.

Other business experience in the past three years:

- Employer: Phoenix Property Investors
  Title: General Counsel & Chief Compliance Officer
  Dates of Service: December, 2019 - Present
  Responsibilities: Advise the firm and Managing Partners on management of private equity funds with cumulative gross assets of over US$14.5 billion. Oversee and guide compliance with the SEC, SFC, CSSF, CIMA, ASIC and other relevant regulatory authorities.

Name: Michelle Quan

Michelle Quan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer (CFO)
  Dates of Service: August, 2020 - Present
  Responsibilities: Provide financial well-being of the organization by providing financial projections and accounting services. Monitor cash flow for the organization's operations. Prepare and monitor current and forecasting reports. Set up and oversee the company's financial system. Ensure compliance with the law and company's policies. Provide strategic recommendations to the executive management team. She presently holds 120,000 shares of Fully Vested Common Stock.

Other business experience in the past three years:

- Employer: MTX CPA
  Title: President
  Dates of Service: January, 2016 - Present
  Responsibilities: Responsible for all aspects of the business, focused on tax compliance and tax planning services for all scale corporations with emphasis on assisting start-ups.

Name: Kevin Kyung-Ho Lee

Kevin Kyung-Ho Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Research and Development
  Dates of Service: January, 2022 - Present
  Responsibilities: Mr. Lee leads R&D strategy, vision, and management of electric vehicle innovation and mobility technologies. Mr. Lee's responsibilities include maintaining and developing world-class R&D operations at Alpha. He presently has an annual salary of US$90,000 and holds 360,000 Fully Vested Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Alpha Motor Corporation or the Company (also referred to as "we", "us", "our", "Alpha" or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should

consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the automotive industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering non-voting common shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational electric vehicle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our electric vehicles. Delays or cost overruns in the development of our electric vehicles and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Alpha Motor Corporation was formed on August 20, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Alpha has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and few customers. If you are investing in this company, it is because you think that Alpha's business model is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company currently owns utility patents for its technology and trademarks. Company also owns its internet domain names, and trade secrets, as well as design patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

The success of our operations relies on raw materials and other components which the cost and availability of such elements are in constant fluctuation.
We will require significant capital to develop and grow our business, including developing and producing our EVs, establishing or expanding design, research and development, production, sales and service facilities and building our brand. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our EVs, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. In addition, we may incur significant costs servicing and maintaining our EVs, and we expect that the cost to repair and service our EVs will increase over time as the fleet of EVs age. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our EVs to meet projected performance metrics, and identify new areas of demand, but also to sell our EVs at prices needed to achieve our expected margins and control our costs, including the risks and costs associated with operating, maintaining and financing our EVs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our EVs, our margins, profitability and prospects would be materially and adversely affected.

We may experience significant delays in the production and launch of our products, which could harm our business, prospects, financial condition and operating results.
Our EVs are still in the development phase, and deliveries of the EVs are not expected to begin until 2025, and may occur later or not at all. Any delay in the financing, design, development, production and release of our EVs could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, production and release of new vehicles, and to the extent we delay the launch of our EVs, our growth prospects could be adversely affected as it may fail to grow our market share. We will rely on our third-party outsourcing

partners to manufacture our EVs at scale, and if they are not able to manufacture EVs that meet our specifications, we may need to expand our manufacturing capabilities, which would cause us to incur additional costs. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs, and to the extent they experience any delays, we may need to seek alternative suppliers. If we experience delays by our third-party outsourcing partners or suppliers, it could experience delays in delivering on our timelines.

Our ability to develop and manufacture products of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.
Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our EVs. We expect to outsource the manufacturing of our EVs to a contract manufacturing partner. While this arrangement can lower operating costs, it also reduces our direct control over production and manufacturing. Such diminished control may have an adverse effect on the quality or quantity of our EVs, or our flexibility to respond to changing conditions. We also plan to retain third-party vendors and service providers to engineer and test some of the critical systems and components of our EVs. While this allows us to draw from such third parties' industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements. Our continued development and manufacturing of our EVs are and will be subject to risks, including with respect to: • the equipment the contract manufacturing partner plans to use being able to accurately manufacture our EVs within specified design tolerances;• engineering and testing and securing delivery of critical systems and components on acceptable terms and in a timely manner;• long- and short-term durability of our EVs to withstand day-to-day wear and tear; • compliance with environmental, workplace safety and similar regulations; • delays in delivery of final systems and components by our suppliers; • shifts in demand for our current products;• our ability to attract, recruit, hire and train skilled employees;• quality controls, particularly as we plan to expand our production capabilities;• delays or disruptions in our supply chain;• other delays and cost overruns; and• our ability to secure additional funding.

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.
We are, and may in the future become, subject to various litigation, other claims, suits, regulatory actions and government investigations and inquiries. In addition, from time to time, we may be involved in other legal proceedings arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations. The results of the current legal proceedings and any future legal proceedings cannot be predicted with certainty and adverse judgments or settlements in some or all of these legal proceedings may result in materially adverse monetary damages or injunctive relief against us. Any such payments or settlement arrangements in current or future litigation, could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition. In addition, such legal proceedings may make it more difficult to finance our operations.

Our business and prospects depend significantly on our ability to build brand value. We may not succeed in continuing to establish, maintain and strengthen brand value, and our brand and reputation could be damaged by negative publicity.
Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Alpha brand. If we do not continue to establish, maintain and strengthen our brand, it may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality EVs and engage with our customers as intended, and we have limited experience in these areas. In addition, our ability to develop, maintain and strengthen the Alpha brand will depend heavily on the success of our customer development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with our mobile application and branding initiatives, such as social network, automotive shows and events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. Many consumers value safety and reliability as important factors in choosing a vehicle and may be reluctant to acquire a vehicle from a new and unproven automotive maker. In addition, our technology and design may not align with existing consumer preferences. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted. In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Alpha brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors' vehicles. In addition, from time to time, our EVs may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our EVs.

Certain of our strategic, development and operational arrangements could be terminated or may not ultimately result in the anticipated long-term contract partnership arrangements.

We have arrangements with strategic, development and operational partners and collaborators. Some of these arrangements are evidenced by non-binding letters of intent, memorandum of understanding, or early stage agreements but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work or binding purchase orders, any of which could be terminated or may not result in next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.
The projected financial and operating information reflect current estimates of future performance and incorporates certain financial and operational assumptions, including the level of demand for our EVs, the performance of our EVs, the usable vehicle life, vehicle downtime and related maintenance and repair costs. These assumptions are preliminary and there can be no assurance that the actual results upon which our assumptions are based will be in line with our expectations. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:• whether we can obtain sufficient capital to sustain and grow our business;• our ability to manage our growth;• whether we can manage relationships with key suppliers and partners;• the ability to obtain necessary regulatory approvals; • the timing and costs of new and existing marketing and promotional efforts; and • competition, including from established and future competitors. Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors. We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture EVs, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Additionally, our revenue from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new EVs or introduce existing EVs to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results will be materially and adversely harmed. We intend to derive a significant portion of our revenues from our initial vehicle sales, which are not expected to launch until 2025, and may occur later or not at all. There are no assurances that we will be able to secure future business with customers. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers.
We must continually add new customers both to replace departing customers and to expand our current customer base. We may not be able to attract new customers in sufficient numbers to do so. Even if we are able to attract new customers to replace departing customers, these new customers may not maintain the same level of commitment. In addition, we may incur marketing or other expenses to attract new customers, which may further offset revenues from customers. For these and other reasons, we could experience a decline in revenue growth, which could adversely affect our results of operations. In addition, our results of operations could be adversely affected by declines in demand for our product offerings or failures to effectively respond to changes in customer demand. Demand for our product offerings may be negatively affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in our reputation and saturation in the markets where we operate. Prevailing general and local economic conditions may also negatively affect the demand for our EVs.

If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our products successfully.
Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:• expanding the management team;• hiring and training new personnel;• forecasting production and revenue;• controlling expenses and investments in anticipation of expanded operations;• establishing or expanding design, production, sales and service facilities;• implementing and enhancing administrative infrastructure, systems and processes; and• expanding into new markets. We intend to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our EVs. Because our EVs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and EVs may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing EVs and their software is

intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, particularly with respect to software engineers in the Los Angeles and/ or Irvine, California area. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Increases in costs, disruption of supply or shortage of materials, in particular for components critical to completing and manufacturing our products, could harm our business.
We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include: • an increase in the cost, or decrease in the available supply, of materials used in the cells; • disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and• fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar. Our business is dependent on the continued supply of battery cells for the battery packs used in our EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date not finally sourced or validated a supplier for the cells used in such battery packs and may have limited flexibility in changing cell suppliers once contracted. Any disruption in the supply of battery cells from such suppliers could disrupt production of our EVs. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell suppliers, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle sales prices. Any attempts to increase product prices in response to increased material costs could materially and adversely affect our brand, image, business, prospects and operating results.

If our products fail to perform as expected, our ability to develop, market and deploy our products could be harmed and or prolonged.
Our EVs may contain defects in design and production that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our EVs upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our EVs. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our EVs may not perform consistent with customers' expectations or consistent with other vehicles which may become available. Any product defects or any other failure of our EVs and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our EVs.

Unexpected product recalls in the future could materially adversely affect our business, prospects, financial condition and operating results.
Any product recall in the future, whether it involves our or a competitor's product, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may voluntarily or involuntarily, initiate a recall if any of our EVs prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our EVs and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results.

We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed.
Our success depends on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

We face intense competition in bringing our EVs to market. Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. Additionally, our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our EVs. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. There are no assurances that customers will choose our EVs over those of our competitors, or over internal combustion engines vehicles. We expect additional competitors to enter the industry as well. We expect competition in our industry to intensify from our existing and future competitors in light of increased demand and regulatory push for alternative fuel and EVs.

We currently rely and will continue to rely on third-party partners to manufacture our products, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.
We currently plan to outsource the manufacturing of our EVs to third-party outsourcing partners and expect to outsource the manufacture of our production EVs to our contract manufacturing partner. If our third-party outsourcing partners were to experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, product shipments could be delayed or rejected, or our customers could consequently elect to change product demand. These disruptions would negatively impact our revenues, competitive position and reputation. In addition, our third-party outsourcing partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a new manufacturing site must be obtained. Further, if we are unable to manage successfully our relationship with our third-party outsourcing partners, the quality and availability of our EVs may be harmed. Our third-party outsourcing partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our third-party outsourcing partners stopped manufacturing our EVs for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations. In addition, we have not entered into a long-term contract with our contract manufacturing partner. As a result, we are subject to price increases due to availability, and subsequent price volatility, in the marketplace of the components and materials needed to manufacture our EVs. If our third-party outsourcing partners were to negatively change the pricing and other terms under which it agrees to manufacture for us and we were unable to locate a suitable alternative manufacturer, our manufacturing costs could increase. Because we outsource the manufacturing of our EVs, the cost, quality and availability

If the market for EVs does not develop as we expect or develops more slowly than it expects, our business, prospects, financial condition and operating results will be adversely affected.
Our growth is highly dependent upon the adoption by consumers of EVs. The target demographics for our EVs are highly competitive. If the market for EVs does not develop at the rate or in the manner or to the extent that we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuels, hybrid and EVs is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors. The market for alternative fuel vehicles is rapidly evolving and as a result, the market for our EVs could be affected by numerous factors, such as:• perceptions about EV features, quality, safety, performance and cost;• perceptions about the limited range over which EVs may be driven on a single battery charge;• competition, including from other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy internal combustion engine vehicles;• fuel prices, including volatility in the cost of fossil fuels; • the timing of adoption and implementation of fully autonomous vehicles; • government regulations and economic incentives; • access to charging facilities and related infrastructure costs and standardization of EV charging systems;• electric grid capacity and reliability; and• macroeconomic factors.

We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.
We rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs. While we plan to obtain components from multiple sources whenever possible, some of the components used in our EVs will be purchased by us from a single source. Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products for which we plan to use or provide warranties that are necessary for our solutions. If we are unable to obtain components and materials used in our EVs from our suppliers or if our suppliers decide to create or supply a competing product, our business could be materially and adversely affected. We have less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Our products rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our EVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our EVs depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fail to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our products.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

The demand for our products depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our products, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified our regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs could be reduced, and our business and revenue may be harmed.

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the EV industry or other reasons may result in the diminished competitiveness of the alternative fuel and EV industry generally or our EVs. While certain tax credits and other incentives for alternative energy production, alternative fuel and EVs have been available in the past, there is no guarantee these programs will remain applicable or be available in the future. If current tax incentives are not available in the future, our financial position could be harmed.

We, our outsourcing partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with these regulations could substantially harm our business and operating results.

We and our EVs, and motor vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our EVs in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our EVs in any of these jurisdictions. If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. To the extent the laws change, our EVs may not comply with applicable foreign, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Our products are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our EVs satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

Future changes to regulatory requirements may have a negative impact upon our business.
To the extent the laws change, new laws are introduced, some or all of our EVs may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for EVs are not yet generally available or accepted as industry standards, our EVs may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive. Our EVs are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the Environmental Protection Agency, the National Highway Traffic and Safety Administration and various state boards, and compliance certification is required for each new model year. The cost of these compliance activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays and expenses incurred in connection with such compliance could be substantial.

We face significant barriers to manufacture our products, and if we cannot successfully overcome those barriers our business will be negatively impacted.
The EV industry has traditionally been characterized by significant barriers to entry, including the ability to meet performance requirements or industry specifications, acceptance by end users, large capital requirements, investment costs of design and production, long lead times to bring EVs to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales capabilities. If we are not able to overcome these barriers, our business, prospects, financial condition and operating results will be negatively impacted and our ability to grow our business will be harmed.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.
We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales and usage in markets around the world. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. Pandemics such as the COVID-19 could limit the ability of our customers, suppliers, vendors and business partners to perform, including third-party suppliers' ability to provide components and materials used in our EVs. We may also experience an increase in the cost of raw materials used in our commercial production of EVs. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the pandemic, as well as reduced spending by businesses, could have a material adverse effect on the demand for EVs. Under difficult economic conditions, potential customers may seek to reduce spending by foregoing EVs for other traditional options. Decreased demand for EVs could negatively affect our business.

Economic conditions and other factors outside of our control could reduce our orders and sales, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.
Economic conditions in certain regions may be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as terrorist attacks, war or other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party suppliers or providers. Customer purchases of discretionary items, including our EVs or other products or services, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Our business and results of operations may be subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, higher customer debt levels, declines in asset values and related market uncertainty, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, and national and global geopolitical and economic uncertainty, including in connection with tariffs, trade wars or trade laws.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and customer data processed by us or third-party vendors.
We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our EVs; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents

could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our EVs. Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver our EVs, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which it relies, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We intend to retain certain personal information about our vehicles, customers, employees or others that, if compromised, could materially adversely affect our financial performance and results of operations or prospects.
We plan to collect, store, transmit and otherwise process data from vehicles, customers, employees and others as part of our business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors. We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or coinsurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.
We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.
Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Moreover, we expect that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Contamination at properties we will own or operate, or to which hazardous substances were sent by us, may result in

liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and groundwater, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, and failure to appropriately comply with such tax laws, statutes, rules and regulations could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could adversely affect our business, prospects, financial condition and operating results.

We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.
Our EVs are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. Exports of our EVs and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, changes to our EVs, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our EVs and solutions or, in some cases, prevent the export or import of our EVs to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our EVs, as well as our decreased ability to export or market our EVs to potential customers. Any decreased use of our EVs or limitation on our ability to export or market our EVs could materially and adversely affect our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Investments in us have been and may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, forced divestiture, or other measures).
Certain investments that involve the acquisition of, or investment in, a U.S. business may be subject to review and approval by the Committee on Foreign Investment in the United States ("CFIUS"), depending on the structure, beneficial ownership and control of interests in the U.S. business. Investments that result in control of a U.S. business by a foreign person are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS's jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to "critical technologies," "critical infrastructure" and/or "sensitive personal data." Moreover, other countries continue to strengthen their own foreign investment clearance ("FIC") regimes, and investments and transactions outside of the U.S. may be subject to review by non-U.S. FIC regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by CFIUS or another FIC regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS and other FIC regulatory policies and practices are rapidly evolving, and in the event that CFIUS or another FIC regulator reviews one or more proposed or existing investment by investors in us, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS has or another FIC regulator may seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

We and our outsourcing partners and suppliers may rely on complex machinery for our production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our third-party outsourcing partners and suppliers may rely on complex machinery for the production and assembly of our EVs, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs.
Our facilities may and the facilities of our third-party outsourcing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

We may need to defend against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our EVs.
Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our EVs, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following: • cease development, sales or use of our products that incorporate the asserted intellectual property;• pay substantial damages;• obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or• re-design one or more aspects or systems of our EVs. A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our patent applications for our proprietary technology may not issue or the issued patents we possess may not afford protection against competitors, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
We cannot be certain that we are the first inventor of subject matter disclosure or to file a patent application for our proprietary technologies. If another party has filed a patent application to the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Reservations for our products may not translate into binding sales contracts.
Our EVs are still in development and deliveries of the anticipated first volume manufactured EVs, the WOLF Electric Truck and WOLF+ Electric Truck, are not expected to begin until 2025 and may occur later or not at all. As a result, we currently offer reservations for our consumers that do not require financial commitment and will be cancellable without penalty. Given the anticipated lead times between reservations and the date of delivery of our EVs, there is a heightened risk that customers who join our reservation list may ultimately decide not to convert into binding contracts due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that reservations will not be cancelled or that reservations will result in binding sales, and any such cancellations could harm our business, prospects, financial condition and operating results.

Our products make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.
The battery packs in our EVs use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. A field or testing failure of our EVs could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our EVs, could seriously harm our business. In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's EV or energy storage product may cause indirect adverse publicity for us and our EVs. Such

adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized workforces, such as our manufacturing partners, parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future. Consequently, investors may have no way to realize any gains on their investment in the foreseeable future.

We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region-specific disruptions.

We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks.

We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region-specific disruptions.

We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks.

Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our EVs, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our EVs do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our EVs will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our EVs. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our EVs and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Edward Yoon Lee	4,080,000	Common Stock	58.151%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 75,364 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,888,161 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 7,016,257 shares, includes 6,020,161 shares of Common Stock (includes 868,000 shares to be issued pursuant to stock options, reserved but unissued) and 128,096 shares of Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

1. Agreement to Vote Shares - Shareholders agree to vote in favor of all resolutions relating to the Special Actions (which are those that are approved by the Board)

2. Board of Directors - The Board consists of up to 3 directors of which all three shall be nominated by the unanimous decision of the Founders. Initial board members are Edward Yoon Lee, Kevin Kyungho Lee and So Yun Lee.

3. Restriction on Transfer of Shares; Right of First Refusal - These restrictions will not apply to crowdfunding shareholders. The restrictions only apply to existing shareholders, shareholders above 3% and employee shareholders.

4. Tag along rights - If any shareholder receives a bona fide offer to purchase at least 25% of the issued and outstanding shares or 1.5M shares in a single transaction, the selling party shall notify the company, founders and employee shareholders.

5. Drag along rights - If a third-party offer is made to one or more shareholders for a merger, amalgamation, reorganization or consolidated transaction that triggers over 50% of the voting shares, or any other transaction stated in Section 6.5, the shareholder shall vote in favor of the offer and approve such transaction.

6. Lock-up - In connection with a Qualified IPO, shareholders will agree not to sell publicly any shares for a period of up to 180 days following the closing of such Qualified IPO.

Please refer to the Company's Shareholders Agreement attached as Exhibit F for additional information regarding the securities' other material rights.

Preferred Stock

The amount of security authorized is 128,096 with a total of 128,096 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: WOLF Prototype, Operation & Working Capital, R&D
  Date: April 16, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $589.20
  Number of Securities Sold: 5,892,000

Use of proceeds: Working Capital
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,974,175.62
Number of Securities Sold: 125,016
Use of proceeds: Marketing, Research & Development, Company Employment, Operations, Working Capital, Reserves
Date: May 19, 2023
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to December 31, 2023.

1. Revenue

Revenue for fiscal year 2022 was $0 compared to $1,100,000 for fiscal year 2023.

2. Cost of Revenue

Cost of Sales for the fiscal year 2022 was $0 compared to $569,792 for fiscal year 2023.

3. Gross margins

Gross margins for fiscal year 2022 were $0 compared to $530,208 fiscal 2023.

Gross margins increased by $530,208 from fiscal years ended December 31, 2022 to 2023, because the company constructed and sold a prototype truck in 2023. The company was previously in the research and development and pre-revenue stage.

4. Expenses

Expenses for fiscal year 2022 were $511,082 compared to $1,978,321 for fiscal year 2023.

Expenses consist primarily of research and development, salaries and wages, interest, and other operating expenses.

The increase in expenses of $1,467,239 from 2022 to 2023 consisted primarily of several factors. Firstly, there was a $792,002 increase in research and development expenses, which were related to materials to support our WOLF and WOLF Plus truck development in 2023. Additionally, there was a $97,000 increase in salaries and wages, a $92,410 increase in business travel, a $78,405 increase in trade show expenses, and a $74,581 increase in marketing expenses. There was also a $27,068 decrease in interest expense which is primarily due to the conversion of $1,000,000 convertible promissory notes to preferred stock in May 2023. Lastly, there was a $305,773 increase in other operating expenses. The increase in other operating expenses is primarily from an increase in office rent, software, professional service costs, and facilities-related costs of service and marketing to support the general growth of the business.

Historical results and cash flows:

The Company is currently in the research and development and growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company was in the pre-revenue stage. Past cash was primarily generated through the issuance of convertible notes in 2021, issuance of common shares through Reg CF, and revenues from special vehicle design and construction services in 2022 and 2023. Once we move into the full production phase, our sources of cash will be predominately from our deliveries of vehicles, as well as customer deposits, sales of regulatory credits, and proceeds from financing activities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company has capital resources available in the form of preferred stock issued for $1,080,877, and $1,100,000 from the sale of specially constructed vehicles. Cash on hand was approximately $310,156.36 as of April 21, 2024.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the following initiatives:

Alpha intends to use 22.5% of target funds to raise investor awareness for Alpha's differentiated business plan through various marketing productions including video content creation, social media marketing, trade show exhibitions, other special events, and promotions.

Alpha intends to use 45% of target funds to progress Research & Development. The next phase for Alpha is pre-production vehicle development. Milestones within this phase entail confirming vehicle target settings, styling convergence, developing a communication plan, scheduling a gateway clearance plan, constructing a strategy for sourcing, cost setting, target weight setting, completion of computer-aided engineering, checking underbody architecture, system architecture packaging, electric powertrain sizing, feasibility studies, various assessment in costing, setting vehicle performance targets, completing feasibility for mass manufacturing, reliability, and warranty standards, finalizing the Bill of Materials (BOM), and conforming to a homologation plan for certification.

Alpha intends to use 10% of target funds to selectively expand human resources which further strengthens business development. Hiring is planned to be prioritized for support of project management, project coordination, marketing, and customer relations.

Alpha intends to allocate approximately 2% of target funds to ongoing expenses from normal day-to-day operations of its business, including administrative expenses.

In addition to Reserves, Alpha plans to allocate an additional 5% of the target funds to support any working capital needs and short-term obligations.

The Company intends to reserve 10% of target funds to meet any unexpected costs or financial obligations.

Furthermore, the Company intends to allocate the remaining 5.5% towards payment of fees for the crowdfunding portal service provider.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 49% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately seven (7) months. This is based on a current monthly burn rate of $52,000 for expenses related to $25,000 for salaries, $12,000 for SG&A, and $15,000 for marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately thirteen (12) months. This is based on a current monthly burn rate of $164,000 for expenses related to $67,000 for R&D, $25,000 for salaries, $27,000 for SG&A, and $45,000 for marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including custom-built vehicle sales. The Company is also planning for additional capital raises in the future.

Indebtedness

- Creditor: Young Chull Kim and Sung Joo Kim
  Amount Owed: $1,000,000.00
  Interest Rate: 4.0%
  Maturity Date: April 16, 2023
  In April 2021, the company issued convertible promissory notes totaling $1,000,000 to two individuals who are indirectly related to the company's shareholder and vice chairman. Each contributes $500,000. The notes bore interest at an annual rate of 4% and were scheduled to mature on April 16, 2023. As of December 31, 2022, the total accrued interest was $67,945. Subsequent to maturity, these notes were converted into 128,096 shares of preferred stock on May 2, 2023. The total amount of preferred stock issued upon conversion, including accrued interest, amounted to $1,080,877, which is reflected in the preferred stock component of shareholders' equity on the balance sheet as of December 31, 2023.

Related Party Transactions

- Name of Entity: Young Chull Kim and Sung Joo Kim
  Relationship to Company: Two individuals are related to So Yun Lee, a shareholder and Vice chairman of the Board of Directors of the Company.
  Nature / amount of interest in the transaction: $1,000,000 of convertible promissory notes
  Material Terms: Interest is payable at the rate equal to 4% per annum. The convertible promissory notes will be due on April 16, 2023. Notes will convert into preferred shares at 30% discount or $50,000,000 valuation cap. As of April 2023, the Notes have been converted into Preferred Stock.

Valuation

Pre-Money Valuation: $350,111,224.30

Valuation Details:

Alpha Motor's Valuation Analysis Introduction

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

As of the current reporting period, Alpha has documented a substantial number of vehicle pre-order indications, totaling over 66,830. With the average price of a new electric vehicle being US$53,469* and $73,798 for a new electric truck**, Alpha is using a low estimate price of US$51,000 per vehicle towards its collective volume, indicating a potential annual revenue exceeding US$225M at a conservative conversion rate of 6.6%.

During a 35-month period, Alpha received 1,903 consumer pre-orders out of an average monthly viewership of 8,979, resulting in a 21.63% conversion rate for vehicle pre-orders. Considering the production of 4,412 vehicles, well within Alpha's current capacity, the realization of a conservative 6.6% of the 66,830 pre-order indications corresponds to an annual gross revenue exceeding US$225 million.

Although we anticipate a higher conversion rate, we have taken a conservative conversion to sales rate of approximately 6.6%. Combined with the distribution arrangements in place, this approach results in a valuation of US$350.11M which includes Alpha's previous valuation of $US125.06M.

*Average price of Electric Truck is US$73,798 - Source: https://www.iseecars.com/affordable/affordable-electric-trucks

**Average price of Electric Vehicle is US$53,469 - Source: https://www.forbes.com/sites/rinatorchinsky/2023/10/28/best-and-worst-states-to-buy-an-electric-vehicle/

See more details below:

1. Market Analysis

Alpha's Total Addressable Market (TAM) includes both the truck and EV markets, showcasing substantial growth potential.

Truck market (2022: $7.6T, 2030: $15.25T) and EV market (2022: $384.65B, 2030: $1.57T) sizes indicate significant expansion.

EV growth is propelled by factors like rising fuel costs, comparative cost advantages of electric vehicles, and global investments in charging infrastructure.

2. Comparison with Competitors

Alpha focuses on the truck market, significantly larger than the luxury vehicle market targeted by new EV challengers.

The valuation of these new EV challengers relied heavily on unaffordable car models, limiting their market reach.

Alpha's vehicles are priced competitively (US$36,000-US$46,000 base MSRP), targeting a broader customer base which increases our potential for mainstream success.

3. Sales Potential and Market Reach

Alpha has over 66,830 pre-order indications, signifying substantial potential revenue. These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee

By concentrating on electric trucks with broad appeal, Alpha only needs to convert 6.6% of its current pre-orders to achieve a valuation of US$350.11M.

4. Technology and Production Capability

Alpha boasts a mature supply chain, surpassing counterparts of public EV companies when they were in a comparative phase.

Alpha's patented technology, namely our module EV platform allows for multiple vehicle models, expanding revenue potential beyond competitors.

5. Strategic Positioning and Market Accessibility

Alpha's commitment to affordability and quality positions it favorably for higher sales and revenue.

Word-of-mouth pre-orders showcase genuine market interest and trust in Alpha's offerings.

6. Validation and Market Response

Alpha has validated market demand through major public showings to over 13,670,000 people, gaining market acclaim and demand.

This contrasts with public EV companies who were more discreet in their developmental phases, emphasizing Alpha's readiness and confidence.

7. Conclusion

Alpha's strategy of affordability while maintaining technological superiority sets it apart from competitors, ensuring broader market access and a higher probability of converting pre-orders into sales.

This valuation analysis highlights Alpha Motors' competitive edge in focusing on the truck market, affordability, technological innovation, and a strategic approach, setting the stage for significant growth and leadership in the EV industry.

Founded in late 2020, Alpha raised US$1M in convertible notes at a valuation of $50M in Q2 of 2021 based on its market differentiation and accelerated development. The company has since progressed towards commercialization, received UPSTO recognition for its intellectual property, significantly increased demand for its EVs measured by preorder indications, and generated revenue of US$4M. Early this year, Alpha raised US$1,974,175.62 from a crowdfunding campaign.

Following a successful market introduction in 2020, Alpha's WOLF Electric Truck debuted in conceptual form at the Petersen Automotive Museum in Los Angeles in 2021 and continued to be showcased due to significant public interest until late 2022. This year-long exhibition marked the successful conclusion of Alpha's proof-of-concept phase, showcasing the WOLF Electric Truck to over 2,000,000 people. Subsequently, Alpha diligently advanced its modular vehicle platform technology, facilitating the development of a diverse range of electric vehicles stemming from the same foundational platform.

Prioritizing the importance of quality and control in production, Alpha made substantial investments in its proprietary manufacturing tools, tooling, jigs, and fixtures to reproduce the WOLF Electric Truck. Additionally, Alpha expanded its network of vehicle solutions to procure high-quality components like batteries and motors from Tier 1 strategic partners within the United States, ensuring adherence to domestic sourcing.

Furthermore, to bolster its manufacturing capabilities and engineering prowess, Alpha formed strategic partnerships with Tier 1 vehicle manufacturing companies and e-mobility vehicle production engineering companies. These collaborations allowed Alpha to enhance its vehicle engineering capacity and broaden its manufacturing scope, enabling the creation of the second vehicle prototype, the WOLF+ Electric Truck. This updated variant accommodates an extended cabin, seating two additional passengers compared to the base model, the WOLF Electric Truck. Leveraging its proven multipurpose vehicle system and modular platform, Alpha efficiently streamlined the creation of the WOLF+ Electric Truck within a three-month assembly timeframe, validating the efficacy of its proprietary methodologies.

In March 2023, Alpha exhibited two vehicle prototypes (WOLF and WOLF+ Electric Trucks) at the Seoul Mobility Show in Seoul, South Korea, where over 510,000 people attended the exhibition. By July 2023, Alpha achieved a significant milestone by unveiling a functional, driving prototype of the WOLF Electric Truck, affirming its drivability and performance. Following this successful validation, Alpha advanced its efforts to refine the SUPERWOLF, the third vehicle variant sharing the same platform as an electric truck.

The culmination of these advancements led Alpha to receive an invitation to showcase its WOLF Electric Truck at the SEMA Show in Las Vegas, Nevada, in November 2023. This event garnered significant attention, with over 160,000 attendees witnessing Alpha's innovative vehicle technology and progression. Furthermore, Alpha is strategically expanding its vehicle lineup by planning additional models to be built on the same modular vehicle technology platform. This initiative encompasses the JAX Crossover and REX SUV models, for which Alpha has undertaken extensive engineering development. These efforts are aimed at optimizing the vehicles for streamlined production, aligning with Alpha's established process for efficient vehicle production development.

Alpha is diligently pursuing its plans towards bringing its compelling EV solutions to the market.

The EV market is projected to surpass US $1.5T by 2030 and with global government mandates backing the mass electrification of cars, the potential for EV companies to grow exponentially is evident. As such, several new EV companies have reached unicorn status before achieving mass commercialization. Market capitalization figures reflected in the financial markets is a testament to the quantitative factors determining the valuation of new EV companies being that they are largely based on the potential for growth, future mass adoption of electric cars, and popularity of products.

Consequently, the main factor which speaks directly to the probability of long-term success is high product demand, where Alpha is a clear winner having received over 66,830 vehicle preorder indications to date. Every Alpha vehicle introduced to date has demonstrated high potential for sales, especially the WOLF Truck Series.

VEHICLE PREORDER INDICATIONS

With over 66,830 preorder indications, Alpha's potential revenue could exceed US$3.4B. This speaks to Alpha's unique go-to-market strategy of commercializing EVs accessible to the mass consumer by leveraging award-winning designs, proprietary technologies, and efficient production processes.

A major advantage of Alpha is its ability to execute efficiently which boosts the company's position to be profitable. On the premise that Alpha is capitalized to complete delivery of its EVs, the company would be at a valuation above US$3B today; however, we understand there are other factors to take into consideration such as market readiness. Thus, given the availability of capital resources, the mass commercialization of Alpha's EVs is realistically targeted to start towards the end of the next 36 months with an initial production of 4,000 units and scaling up to 53,000 units in 2028 at an estimated CAGR of 6.35%, which is our low-end estimate.

FINANCIAL PROJECTIONS*

Based on our industry experience and ability to take a frugal approach in achieving mass production, Alpha estimates strong profit margins which enable the Company to be profitable even at reduced volumes. Even with such capabilities, we are taking a highly conservative approach in consideration of current challenging market conditions with a market share projection of .02% of the global EV market by 2025.

Looking at the facts, and referring only at interests in Alpha's WOLF, WOLF+ and SUPERWOLF Electric Trucks, and taking a conservative conversion to sales rate of 6.6%, conclusively, we seek a fair market valuation of US$350.11M at the end of 2023, which offers a significant discount for early investors of Alpha as the factors illustrated indicate that our valuation should increase later this year.

*As of November 20, 2023. Analytical data was collected from www.alphamotorinc.com. The commencement of reservation count for each vehicle model varies due to the different launch dates of each relevant vehicle model. Not Exhaustive; Based on Production Volume Targets; For illustrative purposes only and subject to change.

Market Growth & Trends

The popularity of EVs is rapidly rising as they offer significant savings for customers. Fuel cost is on average 60% less for EVs, equating to an annual savings of up to US $1,300. Maintenance Cost is on average 50% less for EVs, equating to a lifetime savings of up to US $4,600. Mile Range Efficiency is on average 285% greater in an EV, equating to 217 more MPGe.

Refueling is reduced to an average of 6 times per year at home, which is 34 fewer trips to the gas station. An EV with a range of 250 miles covers 92 percent of a typical customer's annual driving needs with home charging. (sources: https://www.edmunds.com/ford/f-150/2020/cost-to-own/, https://www.fueleconomy.gov/feg/taxevb.shtml, https://afdc.energy.gov/fuels/electricity_charging_home.html, https://advocacy.consumerreports.org/wp-content/uploads/2020/10/EV-Ownership-Cost-Final-Report- I. pdf.)

The Electric Vehicle market is currently valued at US $287.20 billion in 2021 and it is expected to hit around US $1.56 trillion by 2030 with a CAGR of 27.52 % during the forecast period 2022 to 2030 (https://www.altenergymag.com/news/2022/11/03/electric-vehicle-market-size-to-hit-around-usd-156-trillion-by-2030/38502). Electric vehicles offer significant savings in refueling costs, maintenance, and overall cost of ownership when compared to gasoline vehicles. Globally, government policies are put in place to ban fossil fuel, which renders electric vehicles not only the natural selection, but also mandated by the law.

The Value of the Company's Assets

As the creator of the ACE Coupe Series, JAX Crossover, WOLF Truck Series, SAGA Sedan Series, and REX Utility Vehicle Series, recipient of The 2021 LA Auto Show THE ZEVAS™ Top EV Award, recognized as the EV Manufacturer of the Year - California in 2023, and featured at The Petersen Automotive Museum in Los Angeles, Alpha is a visionary electric vehicle company from California.

Alpha targets streamlined market delivery of its electric vehicles estimated to start production in 2025, supported by proprietary digital-driven vehicle development methods, localized product execution expertise, and globally recognized US manufacturing partnerships. We believe that Alpha is set to take a leadership role in the EV industry by leveraging its modular vehicle technology, efficient manufacturing practices, and eco-conscious process to commercialize the company's most popular vehicle category, our Electric Trucks, comprising of the WOLF, WOLF+ and SUPERWOLF Electric Trucks, which are all built on a shared platform.

Alpha has proprietary solutions to address industry challenges. The Company has patented its Multipurpose Vehicle System with Interchangeable Operational Components And Power Supplies. In addition, we have multiple utility patents pending on our unique Digital-Driven Automobile Industrialization System, Digital Automotive Creation Monetization System, Efficient Automobile Commercialization System and Automobile Marketing System. Moreover, all of our vehicle designs have design patents pending.

Alpha estimates favorable unit economics and significant capital benefits from its lean manufacturing operations, tax credits, and government backed incentivization plans supporting electric vehicle sales. An annual decrease in the cost of electric vehicle batteries and overall vehicle components combined with an expected ramp up in production volume will likely be a contributing factor to potential future improvement of value for consumers at large.

As of November 31, 2023, Alpha has received over 66,830 preorder indications. These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee. Even if discounted at a conversion rate of 6.6%, it translates into over US$225M in projected sales revenue (applying a conservative average price of US $51,000).

Alpha has also entered into letters of intent with distributors in Europe, the Middle East and Asia with sales volume that translates into over US $125,000,000 in projected sales revenue.

The Company's Unique Market Position

AWARDS & RECOGNITION - U.S. Congressional Recognition, Electric Vehicle Manufacturer of the Year (2023), Motor Vehicle Manufacturing Chairperson of the Year (2023), LA Auto Show Zero Emission Vehicle Award (2021).

PROVEN DEMAND - Over 66,830 total preorder indications. See previous section for details.

PROVEN TRACK RECORD – After successfully validating driving performance and gaining recognition as a quality U.S. EV brand through public showings to millions, Alpha is advancing pre-production development.

PATENTED TECHNOLOGY - On November 3, 2022, Alpha received official issuance of utility patent for its modular vehicle system and adjustable platform which enables rapid development of electric vehicles.

PRODUCT ADVANTAGE - Alpha has high product demand and efficient marketing strategies, which allows the Company to focus on product quality.

R&D EFFICIENCY - Even after developing a diverse line of electric vehicles answering various market needs, Alpha remains debt free.

DIVERSE PRODUCT LINE - Competitors are typically focused on offering a single solution. Alpha has developed a variety of electric vehicle solutions in the highest grossing market segments (Pickup Trucks, SUVs, Crossovers) with each category supported by a series of vehicles based on a platform-sharing strategy.

EXPERIENCED LEADERSHIP - Alpha is led by a multi-award-winning team with extensive industry experience from the largest automobile manufacturing companies by market share and partners from top tier e-mobility engineering and manufacturing companies in the US.

PARTNERSHIPS WITH GLOBALLY RECOGNIZED INDUSTRY LEADERS - Competitors spend significant resources in talent acquisition and retention to develop new vehicles. Alpha has partnered with an e-mobility engineering group, HTI, which has pledged to support Alpha with over 1500 engineers globally. HTI has co-developed over 100 different production vehicles on the road today. Alpha has also partnered with UHIGroup, a vehicle manufacturing company located in Sterling Heights, Michigan.

GLOBAL SALES NETWORK - Alpha has established initial distribution arrangements in Europe, Middle East, and Asia, from which an initial projected sales volume of additional 3,150 units per annum can be anticipated at start of production of relevant vehicles.

Management's Prior Achievements & Success

ALPHA LEADERSHIP - FOUNDER & CO-FOUNDER

Edward Lee

Founder, CEO, Chairman of the Board

Edward Lee is Founder, CEO, and Chairman of the Board at Alpha Motor Corporation (Alpha), California's Electric Vehicle Manufacturer of the Year, recognized by the U.S. House of Representatives for its technology and dedication to sustainable transportation. At Alpha, Mr. Lee also leads commercialization of technology as the Chief Product Architect.

Mr. Lee has been awarded "Excellence in Executive Leadership in Innovation," by the Giles-O'Malley Center for Leadership and was named "Motor Vehicle Manufacturing Chairperson of the Year 2023 (USA)" by CEO Monthly.

Recognized by Toyota Motor Corporation as the lead inventor of the Lexus LC 500 Flagship Luxury Coupe, Mr. Lee is a multi-award-winning American automotive executive with over 20 years of industry experience. Mr. Lee has worked with Audi, Lexus, and Toyota throughout his professional career.

Jada Lee

Co-Founder, Vice Chairman of the Board

Jada Lee is Co-Founder and Vice Chairman of the Board at Alpha Motor Corporation. Ms. Lee has been General Counsel and Chief Compliance Officer of a private equity firm that managed over US$14.5 billion of gross assets and previously built her career at the world's top three international law firms by revenue, as well as at other top-ranking leading U.S. law firms.

Ms. Lee has extensive experience leading transactions in and advising on capital markets, finance, private equity, energy and regulatory matters. For over 16 years, Ms. Lee has regularly advised private and public companies as well as global financial institutions in a wide range of complex corporate, commercial and finance transactions, including energy investments, capital markets, initial public offerings and private equity. Ms. Lee has been leading Alpha Motor Corporation into becoming a distinguished electric vehicle brand.

ADVISORY BOARD

Peter Bardenfleth- Hansen

CEO of ZAPTEC

Peter Bardenfleth-Hansen brings 10 years of commercial experience of scaling Tesla in the Nordics, EMEA and Japan. Mr. Bardenfleth-Hansen introduced Tesla into the Norwegian market and reinforced the sales structure throughout northern Europe. Based on his extensive experience regarding electrification of transportation, Mr. Bardenfleth-Hansen was attracted to Alpha Motor Corporation because he sees the company providing the soul to the greater ecosystem, which was previously missing.

Besides being CEO of Norwegian charge point manufacturer Zaptec, Mr. Bardenfleth-Hansen is Chairman, Board Member and Advisor of e-mobility game changers, including CAKE, Viggo Ridehailing, Evyon, Monta, and formerly Volta Trucks.

Jochen Rudat

Founder of Electric Ventures

Jochen Rudat is a seasoned executive and visionary with almost 25 years of experience in the mobility industry. Mr. Rudat joined Tesla in 2009, where he was one of the company's first hires in Europe and tasked with building Tesla's business in Europe from the ground up. During his tenure, Mr. Rudat was responsible for the launch of all available Tesla products in several markets.

In his last role as Director Central Europe (from July 2016 to September 2019), Mr. Rudat had responsibility for the entire Central Europe region including the key German market. During this time at Tesla, Mr. Rudat also reported directly to Tesla Founder, Elon Musk, and was recognized for his significant achievement by being awarded the Key Contributor Award.

Oded Tal

CEO of MAX Group

Oded Tal Co-founded the MAX Group in 1999 and is serving as the company's C.E.O. since then. Under Mr. Tal's leadership, MAX grew to the leading operations engineering provider to the semiconductors and related industries, with an international footprint and workforce. While at MAX Mr. Tal held numerous executive roles for clients supporting M&A and crisis transition management.

Before joining MAX Mr. Tal held various positions in the semiconductors and automotive industry, in the USA and Israel. After serving in the Israeli air force teaching piston engine maintenance, Mr. Tal started his career at Computest Automotive Test Equipment as part of development and operations management. Mr. Tal served on the CS Mantech technical committee and board of directors, as well as on other commercial and NGO entities. Mr. Tal is currently conducting research for a PhD. in Industrial engineering at Louisiana State University focusing on hidden losses in automated manufacturing.

Mr. Tal holds a B.Sc. in Industrial Engineering with focus on manufacturing from the University of New Haven, and a Master's in Engineering Management from The Ohio State University. The pursuit of smart team players who are open to being empowered to succeed led Mr. Tal to Alpha Motor Corporation.

Noah Goldstein

Founder and CEO of Ark Productions, Inc

Noah Goldstein is a renowned Grammy Award winning producer, composer, recording engineer, and mixer. Mr. Goldstein served as a producer, A&R representative, and engineer for Kanye West and his label G.O.O.D. Music between 2010 and 2018, during which he collaborated on award-winning projects including My Beautiful Dark Twisted Fantasy, Yeezus, The Life of Pablo (Kanye West), Watch The Throne (Kanye West & Jay-Z), Blonde & Endless (Frank Ocean), Hopelessness (Anohni), Daytona (Pusha-T), Rodeo (Travis Scott), and More Life (Drake).

Mr. Goldstein served as the SVP of A&R for Columbia Records, and produced and composed records for Rosalia and FKA Twigs. He is currently the Founder & CEO of Ark Productions, INC. and Ark Publishing, INC.

Marty Slater

Experienced Engineering Professional

Marty Slater has over 30+ years of professional experience and has held positions of increasing responsibilities in innovative companies such as Becton Dickinson, Johnson & Johnson, Boston Scientific, and Edwards Lifesciences. Mr. Slater has helped to develop a number of lifesaving therapies from early concept through commercialization.

Mr. Slater's early days supporting high volume manufacturing taught him the engineering principles that would lead him to become a founding member of the design for six sigma council at Boston Scientific. At Edwards Lifesciences Mr. Slater continued to develop his knowledge of bringing complex innovative products to market.

Todd Foley

Government Relations Policy Advisor

Todd Foley has been Principal of Eagle Energy Ventures, where he has leveraged his extensive business and government experience to advise and lead government relations, policy and regulation, project development, investment, technology funding, and commercialization efforts for leading-edge clients. Prior to that, Mr. Foley served as Senior Vice President for Policy, Government and International Relations and Strategy at the American Council on Renewable Energy (ACORE), the leading organization representing the renewable energy industry. He also played a pivotal role in ACORE's Partnership for Renewable Energy Finance (PREF), a group comprised of the world's leading renewable energy financiers and investors. Mr. Foley's impressive career also includes positions at the integrated energy company, BP, where he directed global and national policy, market and business development, and profile sales for BP Solar and BP Alternative Energy. In recognition of his industry leadership, Mr. Foley has served on the board of directors of several prominent industry organizations, including the U.S. Solar Energy Industries Association (SEIA), the Solar Alliance, U.S. Smart Electric Power Alliance (SEPA), and the Texas Renewable Energy Industries Associations (TREIA). Prior to his private-sector roles, Mr. Foley served in various capacities in the U.S. government for nearly 11 years, with positions at the White House, U.S. Senate, Environmental Protection Agency (EPA), and Occupational Safety & Health Administration (OSHA). Mr. Foley is a graduate of Boston College (B.S.) and the Washington College of Law at American University (J.D.).

Jarod Doran

Senior Vehicle Engineer

With over 15 years of professional engineering experience in the BEV, hybrid and fuel cell industry, Jarod Doran has formed and overseen multiple engineering departments, including vehicle integration and validation. He has worked as a lead engineer/director at companies like US Hybrid, Xos Trucks, Canoo, and Czinger Vehicles. His experience traverses a wide range of applications such as MD/HD commercial vehicles, passenger cars, specialty military equipment, hypercars and even aircraft. Jarod has a B.S. in Industrial Technology: Vehicle Design with a minor in Computer Science from the prestigious Vehicle Research Institute at Western Washington University.

MANAGEMENT

Kevin Lee

Chief of Research and Development

Kevin Lee has over 17 years of experience leading the development process of vehicles from concept to production stages, which includes the successful Tesla Model 3. Mr. Lee is an established leader spearheading the evolution of digital processes for advanced and production R&D projects for automotive OEMs, startups, and tech companies.

Michelle Quan

Chief Financial Officer

Michelle Quan is President and Founder of MTX CPA firm since 2016. In her 19+ years in public accounting, Michelle has worked closely with a broad range of public and private companies. During her 15 years with PricewaterhouseCoopers LLP and RSM US LLP, she worked closely with companies such as Fidelity Nation Financial Inc., Farmers Insurance, AIG, and East West Bancorp.

Business Partnerships & Relationships

• ROUSH INDUSTRIES INC – Vehicle Manufacturing Plant, Linovia, MI, Established 1976. On August 16, 2023, Alpha Motor Corporation and ROUSH INDUSTRIES INC ("Roush") entered into a Memorandum of Understanding (MoU) in recognition of the economic value in Alpha's intellectual property rights, designs, business plan and ideas, as well as the capabilities of Roush to support engineering, development, production, assembly and manufacturing of Alpha's electric vehicles, each of Roush and Alpha wishes to explore a potential business relationship.

• LITHOS ENERGY INC – Battery Manufacturer, Established 2015. On September 1, 2023, Alpha Motor Corporation and LITHOS ENERGY INC ("Lithos") entered ino a Memorandum of Understanding (MoU). Lithos offers high performance lithium-ion battery systems which are designed, engineered, and manufactured in California, USA. Lithos provides fully integrated services across the product development life cycle of electric vehicle battery manufacturing, as well as cost effective solutions for its customers. In recognition of the economic value in Alpha's intellectual property rights, designs, business plan and ideas, as well as the capabilities of Lithos to support engineering, development, production, assembly, and manufacturing of battery systems for Alpha's electric vehicles, each of Lithos and Alpha wishes to explore a potential business relationship.

• UHI - Vehicle Manufacturing Plant, Sterling Heights, MI, Established 1979. On May 23, 2022, Alpha Motor Corporation and UHI Group ("UHI") entered into a Memorandum of Understanding (MoU) to confirm a synergistic business relationship between the two companies, pursuant to which UHI will manufacture and validate Alpha Motor Corporation's production-ready electric vehicles.

• HTI - Vehicle Engineering Company of Over 200,000 Employees, Novi, MI, Established 1914. On December 10, 2020, Alpha Motor Corporation (Alpha) and Hinduja Tech (HT) entered a Memorandum of Understanding (MoU) to affirm mutually beneficial collaboration opportunities between the two organizations. The scope of cooperation includes the development and production of electric vehicles, post-production support, joint research, and development of other mobility projects. HT's experience in End-to-End Automotive Product Development from Concept to SOP plus a period of support with an assurance to reduce the Product Cost will strengthen this partnership.

• BOSCH - a leading global supplier of technology and services. It employs roughly 421,000 associates worldwide (as of December 31, 2022). The company generated sales of 88.2 billion euros in 2022. Its operations are divided into four business sectors: Mobility, Industrial Technology, Consumer Goods, and Energy and Building Technology. As a leading IoT provider, Bosch offers innovative solutions for smart homes, Industry 4.0, and connected mobility.

• EKAG - Vehicle Battery, Drivetrain, Electric Drive Unit, and Motor Supplier, Southfield, MI, Established 1994.

• MICHELIN/ BF GOODRICH TIRES - Tire Manufacturing Company, Greenville, SC, Established 1889.

• WHEELPROS - Wheel Manufacturing Company, Irvine, CA, Established 1994.

• RECARO - Vehicle Seat Supplier, Clinton Township, MI, Established 1906.

• GKN - Electric Vehicle Drive Systems, Auburn Hills, MI, Established 1902.

• PEICHER AUTOMOTIVE - Vehicle Distributor for EU Region, Wendorf, AT, established 1988.

• EV LAB - Vehicle Distributor for ME Region, Dubai, UAE, Established 2020.

• Michael J. Fox Foundation - The Michael J. Fox Foundation for Parkinson's Research is the largest nonprofit organization dedicated to finding a cure for Parkinson's disease through funded research and ensuring the development of improved therapies for those living with Parkinson's.

The total number of shares outstanding on a fully diluted basis, 7,016,257 shares, includes 6,020,161 shares of Common Stock, 128,096 shares of Preferred Stock and 868,000 shares to be issued pursuant to stock options, reserved but unissued.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $14,970.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,760,663.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  22.5%
  Alpha intends to use 22.5% of target funds to raise investor awareness for Alpha's differentiated business plan through various marketing productions including video content creation, social media marketing, trade show exhibitions, other special events, and promotions.

- Research & Development
  45.0%
  Alpha intends to use 45% of target funds to progress Research & Development. The next phase for Alpha is pre-production vehicle development which is planned to commence in 2023. Milestones within this phase entails constructing a prototype vehicle for test drives, confirming vehicle target settings, styling convergence, developing a communication plane, scheduling a gateway clearance plan, constructing a strategy for sourcing, cost setting, target weight setting, completion of computer aided engineering, checking underbody architecture, system architecture packaging, electric powertrain sizing, feasibility studies, various assessment in costing, setting vehicle performance targets, completing feasibility for mass manufacturing, reliability, and warranty standards, finalizing the Bill of Materials (BOM), and conforming to a homologation plan for certification.

- Company Employment
  10.0%
  Alpha intends to use 10% of target funds to selectively expand human resources which further strengthens business development. Hiring is planned to be prioritized for support of project management, project coordination, marketing, and customer relations.

- Operations
  2.0%
  Alpha intends to allocate approximately 2% of target funds to ongoing expenses from normal day-to-day operations of its business, including administrative expenses.

- Working Capital
  5.0%
  In addition to Reserves (see below), Alpha plans to allocate additional 5% of the target funds to support any working capital needs and short-term obligations.

- Reserves
  10.0%
  The Company intends to reserve 10% of target funds to meet any unexpected costs or financial obligations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.alphamotorinc.com/ (https://www.alphamotorinc.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alphamotor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alpha Motor Corporation

[See attached]

ALPHA MOTOR CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023 AND 2022

WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

JTC ACCOUNTANCY CORP
CERTIFIED PUBLIC ACCOUNTANTS
4989 Santa Anita Ave, Temple City, CA 91780
Tel: (626) 279-1289

Independent Auditor's Report

To the Board of Directors and Stockholders of
Alpha Motor Corporation

Opinion

We have audited the accompanying financial statements of **Alpha Motor Corporation** (a California corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Alpha Motor Corporation** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Alpha Motor Corporation** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The financial statements of the Company as of and for the year ended as of December 31, 2022 were audited by another auditor, who expressed an unmodified opinion on those statements on March 10, 2023.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Alpha Motor Corporation**'s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material of, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Alpha Motor Corporation**'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Alpha Motor Corporation**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

JTC Accountancy Corp.

JTC Accountancy Corp.
Temple City, California
April 22, 2024

ALPHA MOTOR CORPORATION
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

		2023		2022
ASSETS				
Current assets				
Cash and cash equivalents	$	527,582	$	801,791
Inventories		-		20,833
Prepaid to vendor		-		318,643
Other receivable – related parties		27,512		-
Prepaid expense and other current assets		-		9,742
Total current assets		555,094		1,151,009
Other assets				
Operating lease right-of-use assets, net		204,903		310,254
Deposits		19,106		19,106
Total other assets		224,009		329,360
Total assets	**$**	**779,103**	**$**	**1,480,369**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	44,780	$	-
Unearned revenue		-		1,100,000
Convertible notes payable – related parties		-		1,000,000
Accrued interest – related parties		-		67,945
Accrued liabilities		9,505		1,278
Other payable		11,250		1,000
Operating lease liabilities - current		106,522		101,925
Total current liabilities		172,057		2,272,148
Operating lease liabilities - noncurrent		101,807		208,329
Total liabilities		**273,864**		**2,480,477**
Commitments and Contingencies				
STOCKHOLDERS' EQUITY				
Common stock, par value $0.0001; 7,300,000 and 10,000,000 shares authorized as of December 31, 2023 and 2022; 5,983,111 and 5,835,000 shares issued and outstanding as of December 31, 2023 and 2022		599		584
Preferred stock, par value $0.0001; 128,096 shares authorized as of December 31, 2023; 128,096 shares issued and outstanding as of December 31, 2023		13		-
Additional paid-in capital		2,952,364		-
Accumulated deficit		(2,447,737)		(1,000,692)
Total stockholders' equity		505,239		(1,000,108)
Total liabilities and stockholders' equity	**$**	**779,103**	**$**	**1,480,369**

ALPHA MOTOR CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenue, net	$ 1,100,000	$ -
Cost of revenue	569,792	-
Gross profit	530,208	-
Operating expenses		
Research and development	797,055	5,053
Selling, general and administrative	1,168,334	466,029
Total operating expenses	1,965,389	471,082
Loss from operations	(1,435,181)	(471,082)
Other income (expense)		
Other income, net	1,868	1,247
Interest expense	(12,932)	(40,000)
Total other expense, net	(11,064)	(38,753)
Loss before income taxes	(1,446,245)	(509,835)
Income tax expense	(800)	(800)
Net loss	**$ (1,447,045)**	**$ (510,635)**

ALPHA MOTOR CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	deficit	Total
Balance, January 1, 2022	5,760,000	$ 576	-	$ -	$ -	$ (490,057)	$ (489,481)
Issuance of common stock	75,000	8	-	-	-	-	8
Net loss	-	-	-	-	-	(510,635)	(510,635)
Balance, January 1, 2023	5,835,000	$ 584	-	$ -	$ -	$ (1,000,692)	$ (1,000,108)
Issuance of common stock for crowdfunding	125,016	13	-	-	1,814,243	-	1,814,256
Issuance of common stock for employees	20,000	2	-	-	-	-	2
Issuance of common stock for service compensation	3,095	-	-	-	57,257	-	57,257
Issuance of series AA preferred stock	-	-	128,096	13	1,080,864	-	1,080,877
Net loss	-	-	-	-	-	(1,447,045)	(1,447,045)
Balance, December 31, 2023	**5,983,111**	**$ 599**	**128,096**	**$ 13**	**$ 2,952,364**	**$ (2,447,737)**	**$ 505,239**

ALPHA MOTOR CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (1,447,045)	$ (510,635)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Conversion of service compensation to common stock	57,259	-
Changes in operating assets and liabilities:		
Inventories	20,833	(20,833)
Paid to vendor	318,643	(318,643)
Prepaid expenses and other current assets	(17,770)	(8,382)
Deposits	-	(17,806)
Accounts payable	44,780	-
Unearned revenue	(1,100,000)	1,100,000
Accrued interest – related parties	12,932	27,945
Accrued liabilities	8,227	13,333
Other payable	10,250	1,000
Operating lease right-of-use assets and liabilities, net	3,426	-
Net cash provided by (used in) operating activities	(2,088,465)	265,979
Cash flows from financing activities		
Proceeds from issuance of preferred stock	-	-
Proceeds from issuance of common stock	1,814,256	8
Repayment to shareholder	-	(7,450)
Net cash provided by (used in) financing activities	1,814,256	(7,442)
Net increase (decrease) in cash and cash equivalents	(274,209)	258,537
Cash and cash equivalents, beginning of year	801,791	543,254
Cash and cash equivalents, end of year	$ 527,582	$ 801,791
Supplemental disclosures of cash flow information		
Cash paid during period for		
Income taxes	$ 800	$ 800
Interest	$ -	$ -
Supplemental disclosures of non-cash investing and financing activities		
Operating lease liabilities arising from obtaining right-of-use assets	$ -	$ 310,254
Conversion of notes payable and accrued interest to preferred stock	$ 1,080,877	$ -

NOTE 1 – NATURE OF BUSINESS

Alpha Motor Corporation (the "Company") is an American automobile and mobility technology company, incorporated in the State of Delaware. The Company was established on August 20, 2020, with its headquarters located in Irvine, California. As an Original Equipment Manufacturer (OEM), the Company specializes in the design and manufacture of electric vehicles across three main categories: Utility, Sport, and Adventure.

The Company is focused on innovation through its use of proprietary technology, engineering solutions, and streamlined development processes that improve the efficiency of vehicle production. The Company works with a wide network of automotive suppliers to ensure its electric vehicles meet industry standards and incorporate the latest technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reclassifications

Changes in the classification of financial statement line items in previously issued financial statements generally do not require restatements, unless the change represents the correction of an error (i.e., a misapplication of GAAP in the prior period). Reclassifications represent changes from one acceptable presentation under GAAP to another acceptable presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures at the date of the financial statements. Estimates and judgments are used for, but not limited to, the accounting for sales allowances, the valuation of long-lived assets, income tax uncertainties, and other contingencies. Because future events and their effects cannot be determined with certainty, actual results could differ from those estimates. In management's opinion, methodologies used to determine estimates are adequate and consistent with prior periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. As of December 31, 2023, cash and cash equivalents were comprised of cash held in cash on hand and cash deposited with banks.

Inventories

Inventories consisting primarily of small auto parts are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company records a provision for excess, slow-moving, and obsolete inventory whenever such an impairment is identified. Title of inventory purchased is passed to the Company upon shipment.

Leases

The Company elected certain practical expedients permitted under the transition guidance, including excluding leases with an initial term of 12 months or less at lease commencement, combining non-lease components with lease components as a single lease component, retaining the historical lease classification, and relief from reviewing expired or existing contracts to determine if they contain leases.

The Company determines if an arrangement is a lease at the commencement date. Leases are classified as either finance leases or operating leases. Operating leases are recorded in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities, and long-term operating lease liabilities on its balance sheet. The Company has lease agreements for the use of offices, and its lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term using the risk-free rate. ROU assets include any prepaid lease amounts and exclude lease incentives.

Revenue

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers, which requires that recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company's revenues are only derived from sales of prototype trucks to customers. The company recognizes revenue when (or as) the entity satisfies a performance obligation.

The revenue from sales of prototype trucks is recognized when control is transferred to the customers at the time of delivery to the customers. The Company considers purchase orders, which in some cases are governed by master supply agreements, to be a contract with a customer, and the majority of the Company's terms of sale have a single performance obligation to transfer products.

Management considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and control to the customer. The transaction price includes estimates for reductions in revenue from customer rebates and discounts on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. All estimates are based on historical experience and the Company's best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur.

When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

The Company has elected the practical expedient to recognize the incremental cost of obtaining a sale as an expense when incurred given the potential amortization period for such an asset is usually less than one year. In addition, the Company has elected to use the practical expedient that allows the Company to ignore the possible existence of a significant financing component within sales arrangements where the time between cash collection and performance is less than one year and also elected the practical expedient to not disclose unfulfilled obligations as customer purchase order commitments have an original expected duration of one year or less and no consideration from customers was excluded from the transaction price.

Cost of Revenue

The cost of goods sold includes the contract services, freight and shipping cost, and small auto partis.

Research and Product Development

Research and development expenses consist primarily of materials, supplies, personnel-related expenses, contractor fees, engineering design and testing expenses. Substantially all of the Company's research and development expenses are related to developing new products, related technologies, and services and improving existing products and services. Research and development expenses have been expensed as incurred and included in the statements of operations.

Selling, General, and Administrative

Selling, general and administrative expense consist of personnel-related expenses for employees involved in general corporate, selling and marketing functions, including executive management and administration, legal, human resources, facilities and real estate, accounting, finance, tax, and information technology.

Advertising

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the statements of operations. Advertising costs were $98,336 and $23,755 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement and income tax purpose. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates uncertain tax positions including filing positions in all the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. The Company files income tax returns in the US federal and state jurisdictions where it conducts business. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded.

Liquidity Risk

Liquidity risk is dependent on receipt of funds from sales and continued access to sufficient credit facilities to be able to pay the Company's liabilities as they become due.

Stock Plan

The Company adopted its Restricted Stock Plan ("Plan") on September 23, 2020. The Plan provides for the granting of restricted stock awards and stock options to employees, directors and consultants of Alpha. The fair value of restricted stock awards is estimated by the market price of the Company's common stock at the date of grant.

Awards are being amortized to expense over vesting period.

Stock-based Compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Fair Value Measurements

Fair value is the price that would be received for the sale of an asset or paid for the transfer of liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and observable.

The carrying values of the Company's cash and cash equivalents, prepaid to vendor, prepaid income tax, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values due to their short-term nature. The carrying value of the Company's convertible notes payable was considered a reasonable estimate of fair value because the Company's interest rate is near current market rates for instruments with similar characteristics.

NOTE 3 – CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

In April 2021, the company issued convertible promissory notes totaling $1,000,000 to two individuals who are indirectly related to the company's shareholder and vice chairman. Each contributes $500,000. The notes bore interest at an annual rate of 4% and were scheduled to mature on April 16, 2023. As of December 31, 2022, the total accrued interest was $67,945. Subsequent to maturity, these notes were converted into 128,096 shares of preferred stock on May 2, 2023. The total amount of preferred stock issued upon conversion, including accrued interest, amounted to $1,080,877, which is reflected in the preferred stock component of shareholders' equity on the balance sheet as of December 31, 2023.

NOTE 4 – COMMON STOCK

According to the 2020 stock option plan, the Company issued 75,000 shares with a par value of $0.0001 for services rendered by employees during the year ended December 31, 2022.

On January 18, 2023, the Company filed a Form C Offering Statement with the U.S. Securities and Exchange Commission to initiate a Regulated Crowdfunding Equity Offering. This offering was conducted on a third-party private platform. Throughout the fiscal year ended December 31, 2023, the Company successfully raised $1,939,429 from crowdfunding investors with issuance of 125,016 shares at $0.0001 par value. These funds were aimed at supporting the Company's operations and growth initiatives and have been recorded under shareholders' equity in the equity section of the balance sheet. The associated offering costs totaling $125,173 have been charged against shareholders' equity following the completion of the offering.

According to the 2020 stock option plan, the Company issued 20,000 shares with a par value of $0.0001 for services rendered by employees during the year ended December 31, 2023.

The Company issued 3,095 shares of common stock with a fair value of $0.0001 per share in exchange for a third-party service provider for $57,257 for the year ended December 31, 2023. The fair value of services received in exchange for the shares was determined in accordance with the provisions of ASC 718, Compensation — Stock Compensation, and ASC 505-50, Equity — Equity-Based Payments to Non-Employees, and has been recognized in the financial statements as part of the Company's operating expenses.

On April 27, 2023, the Company executed an amendment to its certificate of incorporation which was duly filed with the appropriate state authority. This amendment resulted in a reduction of the total number of authorized shares of the Company's common stock from 10,000,000 shares to 7,300,000 shares. There were no other changes to the rights, preferences, privileges, or restrictions of the said common stock as per this amendment. All other provisions contained within the certificate of incorporation remain in force as previously stated. This change has been reflected in the equity structure of the Company as of the date of amendment.

NOTE 5 – 2020 STOCK PLAN

According to 2020 stock plan approved by the company's shareholder's meeting on September 23, 2020, the Company has reserved 1,000,000 shares of Common Stock for issuance to its officers, directors, employees, and consultants under its 2020 Stock Plan. The Company issued 42,000 units to an employee in 2020, and 90,000 units to two employees in 2022, at a fair value of $0.085 per unit. As of December 31, 2022, 132,000 units have been issued pursuant to restricted stock purchase agreements. As of December 31, 2023, 868,000 shares of common stock are still available for issuance to officers, directors, employees, and consultants under the Stock Plan.

The following summarizes the stock plan for the company:

2020 Stock Plan	**December 31, 2023**
A. Maximum number of shares authorized under plan	
B. Options	1,000,000
B1. Total Option Grants	-
B2. Less: Cancelled and Expired Option Grants – Put Back in Plan	-
B3. Less: Total Options Outstanding	-
B4. Equals: Total Options Outstanding (B1-B2-B3)	-
C. Restricted Stock (RSP) Issuances	
C1. Total RSP Grants	372,000
C2. Less: Repurchased RSP Issuances – Back in Plan	(240,000)
C3. Equals: Net RSP Issuances - Outstanding	132,000
D. Shares Available for Future Option/RSP Grants	
D1. (A-B3-B4-C3)	868,000
E. Shares Remaining Under Plan	
(Shares available for stock or option grants as well as outstanding)	-
E1. (B4+D1)	868,000

NOTE 6 – PREFERRED STOCK

On May 2, 2023, the Company entered into a Voting Agreement in conjunction with the issuance of Series AA Preferred Stock, 128,096 shares with $0.0001 par value per share. According to the agreement, the dividends to preferred stockholders must be paid before any dividends on common stock. In the event of liquidation, preferred stockholders have priority over common stockholders to a set amount per share plus declared but unpaid dividends. This amount is based on the original issue price, $8.4379 per share, adjusted for any stock splits, dividends, or similar events. Preferred stockholders also have the right to convert their shares into common stock at a specified conversion ratio, subject to adjustment in certain events such as stock dividends, combinations, or other similar events. Voting rights for preferred stock are on an as-converted basis, except in specific matters that affect the rights of the preferred stock, where they vote separately from common stockholders.

NOTE 7 – LEASES

A. The following summarizes the line items in the balance sheets which include the amount for operating leases as of December 31, 2023, and 2022:

	December 31,			
		2023		2022
Operating leases right-of-use-assets	$	204,903	$	310,254
Operating lease liabilities - current	$	106,522	$	101,925
Operating lease liabilities - non-current		101,807		208,329
Total operating lease liabilities	**$**	**208,329**	**$**	**310,254**

B. The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2023, and 2022:

	December 31,	
	2023	2022
Weighted average remaining lease term	1.92 years	2.92 years
Weighted average discount rate	1.37%	1.37%

C. As of December 31, 2023, and 2022, the future minimum lease liabilities were as follows:

	December 31,			
		2023		2022
2023	$	-	$	105,432
2024		108,595		108,595
2025		102,393		102,393
Thereafter		-		-
Total lease payments		210,988		316,420
Less: interest		(2,659)		(6,166)
Present value of lease liabilities	**$**	**208,329**	**$**	**310,254**

D. The following summarizes the line items in the income statements which include the components of lease expense for the years ended December 31, 2023, and 2022:

		2023		2022
Operating lease expense included in SG&A	$	98,938	$	24,342

NOTE 8 – REVENUE

For the year ended December 31, 2023, the Company recognized revenues of $1,100,000, which were derived entirely from an installment payment made by a purchaser wishing to become a non-exclusive distributor of Alpha in Korea on September 14, 2022. This payment pertains to a contractual agreement signed in 2022 with the purchaser to build custom vehicles.

The initial installment of $1,100,000 was specifically for the construction of the first prototype truck. Although the payment was received in late 2022, the construction of the truck was completed and the truck was delivered to the purchaser in the first quarter of 2023, subsequent to its showcase at an early 2023 electric vehicle show. Revenue recognition occurred upon the satisfaction of the Company's performance obligations which included the completion and delivery of the prototype truck as per the terms of the contract with the purchaser.

Contract assets include amounts related to the Company's contractual right to consideration for completed performance obligation not yet invoiced. Contract liabilities include payments received in advance of performance under the contract and are realized when the associated revenue is recognized under the contract.

As of January 1, 2023 and December 31, 2023, the Company's contract assets and liabilities were as follows:

	Contract Assets	Contract Liabilities (Unearned Revenue)
January 1, 2023	$ -	$ 1,100,000
December 31, 2023	$ -	$ -

NOTE 9 – INCOME TAX

For the years ended December 31, 2023, and 2022, income tax expenses consisted of the following:

	2023	2022
Current tax expenses		
Federal	$ -	$ -
State	800	800
Total current tax expense	800	800
Deferred tax expenses		
Federal	-	-
State	-	-
Total deferred tax expense	-	-
Total Income tax	**$ 800**	**$ 800**

As of December 31, 2023, and 2022, deferred tax assets (liabilities) consisted of the following:

	December 31,	
	2023	**2022**
Intangible assets	$ 123,369	130,926
Capitalization of research and development costs	166,444	39,051
Accrued interest	-	19,013
State tax	168	168
Tax Credit	62,654	62,654
Net operating loss	321,247	81,181
	673,882	332,993
Valuation allowance	(673,882)	(332,993)
Net deferred tax assets	**$ -**	**-**

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax assets. Judgment must be used in considering the relative impact of negative and positive evidence. Based on the weight of the available evidence, which includes the Company's historical operating losses, lack of taxable income, and the accumulated deficit, as of December 31, 2023 and 2022, the Company provided a full valuation allowance against its U.S. and state deferred tax assets. The valuation allowance for deferred tax assets was $673,882 and $332,993, as of December 31, 2023 and 2022, respectively. The Company's valuation allowance increased during 2023 by $340,889 primarily due to the generation of net operating loss carryforwards and capitalization of research and development costs.

The Company had federal and state net operating loss carryforwards of $1.15 million, and $1.13 million, respectively, as of December 31, 2023. The Company files U.S. and state income tax returns with varying statutes of limitations. The federal and state returns statutes of limitations remain open for all years. There are currently no income tax audits underway by U.S. or state tax authorities.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Loss contingencies, including claims and legal actions in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. The Company was not considered to be probable of any material unasserted possible claims or assessments. Management believes that any such matter will not have a material effect on the consolidated financial statements.

NOTE 11 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash with financial institutions in the United States. In the United States, the standard insurance amount is $250,000 per depositor in a bank insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2023, and 2022, the bank's uninsured cash balances were $170,187 and $301,791, respectively.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2024, the date when the financial statements were available to be issued and concluded that there were no material recognizable subsequent events required to be disclosed or adjusted as of and for the year ended December 31, 2023.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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REASONS TO INVEST

- PROVEN TRACK RECORD – After successfully validating driving performance and gaining recognition as a quality U.S. EV brand through public showings to millions, Alpha is advancing pre-production development.
- SUCCESS & EXPANSION - After a successful funding round, Alpha is manufacturing more test vehicles, utilizing patented technology to expand the range of EVs on a shared platform, appealing to a wider consumer base.
- SIGNIFICANT DEMAND – Over 66K preorder indications received, in addition to distribution agreements in EU, M.E., & APAC regions. We aim to manufacture for the EV mass market, expected to surpass $1.5T by 2030 .*

Get Equity
$49.90 Per Share

PREVIOUSLY CROWDFUNDED
$1,974,175.62

RAISED	INVESTORS
$403,854.46	248
MIN INVEST	**VALUATION**
$499	$350.11M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

TEAM



Edward Lee • Founder/CEO

Edward Lee, Founder, CEO, and Chairman, leads Alpha's commercialization, he is awarded for "Executive Leadership Excellence in Innovation" by Giles-O'Malley Center and CEO Monthly, named "2023 Motor Vehicle Manufacturing Chairperson (USA)." ...
Read More



Jada Lee • Co-Founder/Vice Chairman

Jada Lee, Co-Founder and Vice Chairman, has been General Counsel and Chief Compliance Officer of a private equity firm overseeing US$14.5 billion in gross assets. With a career rooted in top global law firms, her 16+ years advising on energy ...
Read More



Kevin Lee • Chief Of Research & Development

Kevin Lee, Chief of R&D, pioneers electric vehicle innovation at Alpha. With over 17 years of experience, including leading Tesla Model 3's development, he spearheads digital advancements for automotive OEMs and tech companies.

Show More



**After successfully validating its functional driving prototype, Alpha is working to produce more test vehicles. Images are demo versions of current vehicle models. Product is currently available for pre-orders.*

THE PITCH

Success & Expansion

Alpha achieved significant milestones with the funds raised in the previous CF round:

- Validated a drivable vehicle platform to create a range of EVs sharing the same underlying technology to widen market share.
- Prioritized quality control by investing in manufacturing tools and expanding domestic supply chains to ensure excellence in production.
- Formed strategic partnerships driving engineering growth, resulting in the rapid development of the WOLF Electric Truck Series (WOLF, WOLF+, SUPERWOLF).
- Validated market demand through major public showings to over 13,670,000 people, strengthening the foundation for further pre-sales.*

Sources: SEMA, Peterson Automotive Museum, Forbes, Joe Rogan Experience


2 Passengers
Personalize Your WOLF
4 Passengers
Additional Utility
5 Passengers
More Cargo Space

Images are computer-generated demo versions of current vehicle models. Product is currently available for preorders.

Unlike the competition, **our tech is scalable and "a whole lot of fun."** Why EV Trucks? There's a lack of supply where **trucks dominate U.S. vehicle sales, maintaining the largest market share** with an anticipated 54% CAGR growth till 2030. Alpha is committed to lead the EV mass market by creating trucks with accessible design and performance.


"It's honestly timeless."
"Everything about it is spot on."
"It's the perfect truck."

**Unpaid endorsement: public testimonials about Alpha's WOLF Electric Truck. These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

People rave about the WOLF Electric Truck after seeing it in-person. Alpha is committed to creating the kinds of electric vehicles we believe the world has always wanted to see but that have not existed - **until now**.

OUR LEADERSHIP

Genuine Automotive Expertise

Our technology is **backed by a level of experience and expertise that we believe is rare to the emerging EV industry.**


"The transition to EV starts with people dreaming about owning them."
Edward Lee
Founder, CEO Alpha Motor Corporation



**Founder, CEO, Edward Lee is the lead inventor of the Lexus LC 500 Flagship Luxury Coupe design.*

Through decades of automotive research and technical development, company founder, Edward Lee, a multi-award-winning American automotive executive, has worked with some of the world's most well-known automobile manufacturers including Toyota, Lexus, and Audi.

> **"Alpha's sales potential is explosive. Their product and business strategy are a winning combination."**
>
> **Jochen Rudat**
> ex-Tesla Executive



“Alpha is a bright star in an uniform sea of start-ups. They dare bring back the soul of vehicles and I am proud to be part of this journey.”

Peter Bardenfleth-Hansen
ex-Tesla Executive

Our Leadership and Advisory Board carries an impressive track record of scaling business growth for top EV companies including Tesla. They believe in Alpha’s potential to become a highly influential brand and will further support the company to achieve significant milestones.

Significant Market Demand


OVER 66,830
VEHICLE PREORDER INDICATIONS TO DATE

**The above is a prototype of one of our models. The vehicle is available for pre-order and is not yet available on the market.*

With a differentiated go-to-market strategy, we believe Alpha will lead the transition to EV into global mainstream. At present, the company is experiencing overwhelming demand, having received **a total of over 66,830 vehicle preorder indications to date.**



“We are excited to be part of Alpha Motor Corporation’s success. Their unique styling and cutting-edge technology will surely set them apart from any other vehicle line.

Our existing manufacturing equipment and flexible assembly cells will save them many months of build time and significant amount of upfront capital investment.”

John Kocis
Business Development at UHI

Alpha has formed OEM-level strategic partnerships in the U.S and secured multiple patents, which protects proprietary technology to streamline expansion. We believe that **this unique advantage may enable Alpha to swiftly fulfill market demand and gain market share.** We also anticipate economic and capital advantage from lean manufacturing operations, tax credits, and government-backed incentives to boost EV sales.

WHY INVEST

Move Humanity Together!



**The above is a functional driving prototype of one of our models. The vehicle is available for pre-order and is not yet available on the market.*

Alpha is committed to successfully commercializing our EVs. We trust that our investors will be proud to back a new American EV brand, producing some of the market's most in-demand electric vehicle solutions. **Let's Move Humanity together.** Join Us!

"The world needs Beautiful and Fun-to-Drive MAINSTREAM EV SOLUTIONS.

We are committed to fill the void for people and our planet."

Edward Lee
Founder, CEO

ABOUT

HEADQUARTERS
9551 Irvine Center Drive
Irvine, CA 92618

WEBSITE
View Site

Alpha Motor Corporation (Alpha), Electric Vehicle Manufacturer of the Year 2023 backed by U.S. Congressional Recognition, is a revenue generating automobile company focused on producing award-winning EVs with patented technology for widespread adoption.

TERMS

Alpha Motor

Overview

PRICE PER SHARE
$49.90

VALUATION
$350.11M

DEADLINE
Jul. 2, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $3.76M

Breakdown

MIN INVESTMENT

$499

OFFERING TYPE

Equity

MAX INVESTMENT

$3,760,663.60

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

300

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

75,364

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

5% Loyalty Bonus for people who sign up for the TTW Reservations Page

Time-Based:

VIP Early Birds
Invest within the first 72 hours and receive 10% bonus shares

Super Early Bird Bonus
Invest within the first week and receive 7% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$5000+ | SILVER Level Perk
Invest $5000+ and receive:
$500 credit upon purchase of a vehicle *1
Limited edition T-shirt

$10,000+ | GOLD Level Perk
Invest $10,000+ and receive:
$1,500 credit upon purchase of a vehicle *1
Limited edition T-shirt**

$20,000+ | PLATINUM Level Perk
Invest $20,000+ and receive:
$3,000 credit upon purchase of a vehicle *1
Limited edition T-shirt**
5% bonus shares

$250,000+ | ALPHA Level Perk
Invest $250,000+ and receive:
Free Alpha vehicle at the start of production *2
Limited edition T-shirt**
24 x 36 Exclusive Canvas Print Art Collectible**
10% bonus shares

**1 The credit will apply towards the purchase of a vehicle from Alpha Motor Corporation ('Alpha vehicle"). At the time of any required payment of the deposit, you will be requested to pay the remainder of the deposit amount, should you choose to make a deposit for the purchase of an Alpha vehicle. If the credit is higher than the deposit required, such surplus will be applied towards the purchase of an Alpha vehicle. The credit is nonrefundable.*

**2 Investor may select any Alpha vehicle so long as such vehicle is in mass production, up to US $60,000 value. For any Alpha vehicle above US $60,000, the investor shall pay the difference.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Perks are not cumulative; other than the OWNer's bonus shares, higher of the applicable bonus shares in the perks category will be awarded.*

*** The items will be provided after the investment period ends. Shipping and handling costs are included.*

The 10% StartEngine Owners' Bonus

Alpha Motor Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $49.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,990 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Top Gear

FIRST LOOK: Alpha WOLF electric pick-up truck – cooler than a Tesla Cybertruck or Rivian R1T?

View Article

Inverse

This Retro-Looking Electric Pickup Could Be a Serious Rivian Challenger

View Article

The Joe Rogan Experience

Joe Rogan Experience Podcast Episode #2048 - Reggie Watts

View Article

Motor Trend

Alpha Wolf+ First Look: EVs Becoming Pickups, Pickups Becoming Trucks

View Article

Robb Report

This Rugged New Electric Pickup Truck Brings a Retro Vibe to Any Terrain

View Article

Show More Press

ALL UPDATES

04.25.24

Enhancing Payload and Range Optimization


WOLF

As demand for efficient electric trucks rises, achieving balance between payload capacity and driving range becomes crucial for widespread adoption. Alpha is working to efficiently balance payload capacity through practical approaches such as innovative vehicle design, advanced battery technology, regenerative braking, predictive analytics, flexible charging solutions, and continuous performance enhancement.



Optimizing Vehicle Design: The Wolf prioritizes vehicle design for improved efficiency. By using lightweight materials, it minimizes weight while maximizing payload capacity. Initial tests show potential for increased payload capacity and energy efficiency, aiming to cut costs and reduce environmental impact.



Utilization of Advanced Battery Technology: Equipped with high-energy-density batteries, the Wolf is capable of extended driving ranges without sacrificing payload capacity. Market analysis highlights a growing demand for electric trucks with longer ranges, making the Wolf suitable for long-haul transportation routes.



Implementation of Regenerative Braking: Regenerative braking technology enhances the Wolf's range by capturing and reusing energy during deceleration. Ongoing testing of various regenerative braking levels aims to further improve efficiency and reduce energy consumption.

Employment of Predictive Analytics: Predictive analytics optimize energy consumption and route planning for the Wolf Electric Truck. Analysis of data on traffic patterns, weather conditions, and cargo weight ensures efficient load distribution and route optimization, resulting in reduced fuel consumption and delivery times.



Provision of Flexible Charging Solutions: The Wolf Electric Truck is planned to be equipped with adaptable charging solutions to meet diverse consumer needs. Compatibility with ISO 15118 standards enables bidirectional energy transfer for vehicle-to-grid usage, promoting efficient and secure charging practices.

Continuous Improvement: Continuous monitoring and analysis drive ongoing success for the Wolf Electric Truck. Alpha strives to leverage data on payload, range, and energy consumption to identify areas for improvement and implement changes to ensure sustained innovation.

Alpha is actively working to achieve a balanced payload capacity and driving range through ongoing development of the Wolf, which caters to various transportation needs from personal adventures to logistics.


CALIFORNIA
WOLF

04.24.24

The Real EV Revolution is About Mainstream


WOLF

Alpha recognizes a significant market opportunity: despite the abundance of expensive EV choices, there is a scarcity of EVs accessible to the masses. While early adoption primarily involved affluent consumers, sustained growth hinges on making EVs accessible and affordable to mainstream consumers. Consequently, Alpha is focused on the largest vehicle segment with the least amount of competition for EV technology: **light trucks for the mainstream**. Furthermore, we've prioritized scalability of our platform to cater to various consumer needs, including daily commuting, family utility, off-road adventures, and commercial transportation.


WOLF

There is a significant shortage of accessible EVs that <u>STRIKE THE RIGHT BALANCE</u>. Making electric vehicles (EVs) accessible to the mainstream entails more than mere availability; it requires designing them with the right blend of performance, technology features, and price.

Alpha is focused on a superior product line by engineering model variants early on and efficiently advancing pre-production processes. This strategic move positions us for a swift market response, outpacing competitors. We are confident that Alpha's product strategy, centered on the WOLF electric truck built on a modular vehicle platform with interchangeable components and body-on-frame assembly, addresses a broader range of market needs compared to competitors with a single product. We anticipate that our approach will significantly accelerate mass adoption of EVs.




WOLF (RWD)
WOLF (AWD)
WOLF PLUS
SUPERWOLF
NIGHTWOLF
NIGHTWOLF PLUS
ORYX
ORYX PLUS

"**The Real EV Revolution is About Mainstream**" means that the true revolution or significant change in the electric vehicle (EV) industry is centered around making EVs more accessible and appealing to the general population or mainstream consumers, rather than focusing solely on niche or luxury markets. It highlights the importance of broadening the adoption of EVs beyond early adopters and affluent buyers to achieve widespread acceptance and usage.

Alpha is Leading the EV transition to Global Mainstream!



04.22.24

[VIDEO] ALPHA MOTOR PRESENTS ORYX

Alpha is focused on widespread adoption with the ORYX commercial light-duty electric trucks.

ORYX is more than a commercial vehicle; it doubles as a daily driver for individuals who prioritize utility. This underscores the flexibility of the WOLF platform, maintaining its excellence as a versatile work truck without compromise.

01:45

Alpha Motor Corporation ORYX Commercial Light-Duty Electric Truck Series

Alpha Motor Corporation (Alpha) presents ORYX, a series of commercial light-duty trucks constructed on the WOLF electric truck platform. This marks an expansion of Alpha into the fleet market, leveraging the advantages of its modular vehicle platform, which streamlines a diverse variety of electric vehicles to address mainstream mobility needs.


BFGoodrich

Edward Lee, CEO of Alpha Motor Corporation, stated, ***“Alpha’s modular vehicle technology efficiently addresses a wide range of mobility needs. With ORYX targeting the commercial sector, we are confident that it will help accelerate net-zero emissions.”***


CALIFORNIA
WOLF

Introducing the Versatile ORYX Series

Alpha's modular vehicle technology now drives its commercial line of light-duty trucks, the ORYX. This revolutionary platform transforms the commercial vehicle landscape with its unmatched versatility and adaptability. The core of ORYX is its modular chassis system, featuring interchangeable operational components and power supplies. Whether maneuvering through urban streets, supporting construction sites as a utility truck, or transporting cargo, the ORYX adapts to meet a diverse range of operational requirements.



ORYX can be equipped with a range of sustainable power supply options. This flexibility not only ensures optimal performance but also empowers businesses to make eco-conscious choices without compromising functionality. With the ability to effortlessly transition between different power systems, the ORYX sets a new standard for versatility, efficiency, and sustainability in the commercial vehicle industry.


CALIFORNIA
WOLF

Advanced Features for Commercial Utility

The ORYX series, derived from the WOLF electric truck platform, offers numerous advantages for commercial users, including durability, versatility, and customization options. With its body-on-frame construction, ORYX trucks feature robust construction suitable for work environments. Featuring a 7.2-foot extended bed with removable drop sides and a flatbed design, ORYX delivers flexibility to cater to diverse cargo transportation needs. Moreover, the modular structure of the WOLF platform enables easy customization, allowing businesses to tailor ORYX trucks to specific requirements.

In addition to single-cabin models accommodating two passengers, the ORYX PLUS is an extended cabin variant capable of seating up to four passengers. This offers ample interior cabin space and versatility to businesses with varied transportation needs.


WOLF

Projected Towing Capacity, Horsepower, and Dimensions: The ORYX series is planned to be equipped with a towing capacity of up to 6,700 lbs, featuring a dual-motor setup with a combined power output of up to 300kW. This configuration ensures it can handle heavy loads while offering ample power for efficient performance across various applications. Additionally, the ORYX and ORYX PLUS feature dimensions optimized for maneuverability and practicality:

- **ORYX Dimensions (mm/in):**
  - Length: 5200/204 (5620/221 ORYX PLUS)
  - Width: 1872/74 (1930/76 ORYX PLUS)
  - Height: 1768/70
  - Truck Bed Length: 2195/68.4 (7.2ft)



Meeting the Growing Demand for Electric Commercial Vehicles

ORYX aligns with the rising global demand for Electric Light Commercial Vehicles (ELCVs). In the United States, plans are underway to electrify over 645,000 federal fleets by 2035, with all new government-purchased passenger vehicles transitioning to 100% electric by 2027. Europe anticipates a 24-fold growth in ELCVs by 2030, targeting 10.5 million units. Similarly, the Middle East is embracing electric vehicles, with the UAE electrifying over 20% of its government fleets in 2021, and Qatar actively transitioning semi-trucks and taxi fleets.

With vehicle distribution partners in the Middle East and Europe, Alpha is strategically positioned to meet this surging demand for electric vehicles. By delivering reliable and efficient solutions, Alpha aims to facilitate businesses and governments in their transition to electric vehicles, thereby fostering sustainable transportation.

For more information about the ORYX series and its features, visit **www.alphamotorinc.com/oryx**.

04.19.24

[VIDEO] Nighttime Adventures in the WOLF Truck

01:09

In Irvine, CA, navigating through the night with precision under the guidance of LED headlights, the dynamic performance and agility propelled by electric power were experienced at every turn, putting the WOLF's adventurous capabilities to the test.

04.19.24

Crossovers and SUVs Based on WOLF Platform

Alpha aims to achieve exponential growth through the utilization of a unified platform solution, providing a wide array of electric vehicles targeting light trucks, the segment with the highest demand. The WOLF truck establishes a foundation for streamlining future models, which include the WOLF Plus, SUPERWOLF, REX, and JAX, all based on the same platform as the WOLF truck.



Electric Crossovers and SUVs on WOLF Platform
JAX (RWD) - 275mi
L : 4695mm
W : 1878mm
H : 1618mm
WB : 2930mm
SUPERJAX (AWD) - 300mi
L : 4695mm
W : 1930mm
H : 1646mm
WB : 2930mm
REX (RWD) - 325mi
L : 5355mm
W : 1930mm
H : 1750mm
WB : 2780mm


REX PLUS (AWD) - 350mi
L : 5658mm
W : 1930mm
H : 1750 mm
WB : 3000mm

Alpha's business strategy of leveraging modular vehicle technology to create a line of electric vehicles will result in notable cost advantages due to economies of scale. This approach will facilitate the efficient standardization of product quality, enabling us to effectively meet a wide range of consumer needs while maintaining our market offerings highly competitive compared to others employing a singular solution.

04.18.24

LIVE INVESTOR WEBINAR RECAP


CALIFORNIA
WOLF

**Founder and CEO Edward Lee stands in front of Alpha's WOLF Electric Truck, presenting a 3D-printed study of the WOLF production vehicle. Alpha utilizes a next-generation automotive manufacturing process, greatly improving efficiency, precision, and sustainability in vehicle production.*

Investor Webinar Key Points of Discussion

On April 15th, Alpha Motor Corporation (Alpha) hosted its first Investor Webinar for a global audience. This live online event provided a unique opportunity for investors to hear directly from Alpha's Founder and CEO, Edward Lee, and gain valuable insights into the company's roadmap. Alpha’s raise on StartEngine saw a 74% increase within 48 hours of the Investor Webinar.



**Founder, CEO, Edward Lee is the lead inventor of the Lexus LC 500 Flagship Luxury Coupe design.*

Leadership Rooted in Automotive Expertise

The webinar opened with an inspiring overview of Alpha's leadership's extensive experience and proven track record in the automotive industry. Mr. Lee shared highlights of his 20+ years of experience in bringing new vehicles to the market, working with some of the world’s most well-known automobile manufacturers. A visionary leader who created brand-defining designs and turned visions into reality, Mr. Lee positions Alpha to deliver real innovation to the market.



Alpha Prioritizes Consumers

The webinar engaged in discussions about the challenges in the traditional automotive industry and how Alpha is strategically navigating a more efficient path. Key points highlighted included:

- Established automakers, fixated on industry competition, have lost touch with consumer needs, often leading to over-engineering of vehicles without proper assessment of whether such features are needed or desired by consumers.
- Rigid political systems in the industry hinder the true innovation required for electrification.
- New EV challengers should prioritize consumer preferences and provide a more sustainable and compelling value than gas cars rather than trying to establish a stylistic identity for electrification.

In contrast, Alpha takes a consumer-centric approach:

- [Alpha prioritizes consumers](), placing them at the forefront of its agenda, and focuses on producing vehicles that align with genuine consumer needs.
- [Alpha appeals to consumers of gas vehicles](), as evidenced by preorder figures mirroring those of the best-selling U.S. trucks for over three years.
- Alpha presents a unique opportunity to introduce vehicles that reflect consumer preferences, accomplished through a modular approach to vehicle production. This strategy streamlines a diverse variety of electric vehicles, addressing a wide range of consumer needs.
- Alpha is committed to fostering a greener and more efficient automotive industry through the implementation of efficient industrial practices. These practices leverage automation, digital solutions, and virtual validation to enhance efficiency and sustainability.


BODY-ON-FRAME
UNIBODY
2,880 - 5,760 Total Cells
Stacked Cell Configuration
CAE
CNC

Validation of Efficiency & Technology

Alpha 's goal is to make quality EVs accessible to the mainstream by leveraging modular vehicle technology and employing efficient industrial practices, leveraging computer-aided engineering (CAE) to create significant cost advantages through the simplification of vehicle manufacturing, compared to traditional manufacturers with rigid R&D processes.

- Alpha's modular vehicle technology streamlines a diverse variety of electric vehicles which addresses a wide range of consumer needs.
- Vehicles assembled on a shared modular EV platform significantly reduce redundant R&D costs. Furthermore, Alpha's modular EV platform, featuring interchangeable components facilitates the ease of upgrades and integration of various power solutions.


JAX
ALPHA MOTOR
CORPORATION

Mr. Lee demonstrated the effectiveness of Alpha's industry advantage by presenting an updated JAX Crossover, now built on the same platform as the WOLF truck. As the shared platform has already undergone successful test drives, the verified performance and test data significantly accelerates the JAX development. Mr. Lee showcased the improvements to the JAX Crossover, outlining the benefits derived from the WOLF platform. These encompass heightened battery capacity for extended range, a more spacious interior accommodating five passengers, the practicality of four full-size doors, and a sizable hatch with fold-down rear seats, providing expanded cargo space.


WOLF Electric Truck Series for "A Lot More Fun"
WOLF (RWD) - 250mi
WOLF (AWD) - 275mi
WOLF+ (AWD) - 300mi
SUPERWOLF (AWD) - 350mi
Electric Crossovers and SUVs on WOLF Platform
JAX (RWD) - 275mi
SUPERJAX (AWD) - 300mi
REX (RWD) - 325mi
REX PLUS (AWD) - 350mi

Given that Alpha's vehicles utilize modular vehicle technology, this establishes a foundation for streamlining future models. These include the WOLF PLUS, SUPERWOLF, REX, and JAX, all based on the same platform as the WOLF truck. While these other model variants will follow a similar production schedule, Mr. Lee explained that Alpha anticipates an accelerated process for the vehicles following the WOLF, as a foundation for production has been successfully established. This underscores Alpha's strategy for exponential growth, distinguishing our response to market needs from that of competitors focused on a single solution.


ALPHA MOTOR
CORPORATION
United Rentals

Production Roadmap

Investors welcomed the details Mr. Lee presented on Alpha's vehicle production and engineering plans headed toward mass production. The Investor Webinar served as a platform for Alpha to share manufacturing plans, facility details, and sales volume projections, addressing some of the most anticipated questions from investors. Alpha is making strides in preproduction development, encompassing engineering for cost management, ensuring product quality during mass manufacturing, and advancing test vehicle development for homologation completion. Mr. Lee elaborated on how employing CAE enables Alpha to proactively address common industry challenges like supply chain bottlenecks and technological hurdles, allowing for precise development progress.


ALPHA
WOLF

Pledge for 2024 LA Auto Show Debut

Mr. Lee emphasized the significance of reaching Alpha's maximum funding goal on StartEngine, as it would result in an exhibition of the company's electric vehicles at the 2024 Los Angeles Auto Show (November 22 - December 1).

Following the success of the first Investor Webinar, Alpha is committed to keeping all stakeholders updated on our progress and engaging in more interactive live channels.

To participate in Alpha's upcoming webinars, please sign up at https://www.alphamotorinc.com/about/investor-webinar.

04.17.24

Expanding Alpha's Body-on-Frame Technology

"EXACTLY WHAT WE NEED!"

"DROP DOWN SIDES - NICELY DONE!"

"SMART DESIGN!!!"

ORYX is derived from the WOLF electric truck platform with a body-on-frame construction, featuring a 7.2-foot extended bed with removable drop sides and a flatbed design. ORYX is more than a commercial vehicle; it doubles as a daily work truck for individuals who prioritize rugged utility.

ORYX Commercial Light Trucks Based on WOLF


ORYX (RWD, AWD) - 275mi
L : 5200mm
W : 1872mm
H : 1768mm
WB : 2780mm


ORYX PLUS (AWD) - 325mi
L : 5620mm
W : 1930mm
H : 1798mm
WB : 2780mm


CALIFORNIA
WOLF

Alpha has been advancing the engineering of model variants such as the ORYX series of vehicles. This highlights the benefit of Alpha's modular vehicle technology and the enduring value of the initial development milestones with the WOLF prototypes, which include the fully functional and drivable prototype. These achievements instill confidence in both performance and manufacturability, meeting the growing market demand for EVs and beyond the EV sector. By offering compelling solutions to address the needs of gas consumers, Alpha aims to expedite the transition to greener mobility.

We are confident that exponential growth can be achieved efficiently by utilizing a single platform solution to offer a diverse range of electric vehicles, with a specific focus on the lucrative market segment of light trucks. The successful validation of the WOLF truck's performance gives us the confidence that it serves as an excellent foundation for commercial light trucks, allowing us to expand our market position effectively.

**Unpaid endorsement: this testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

04.15.24

Demand for Fleet Electrification


Corporate & Government Fleets in a Rush to Electrify
High-Demand Alert: Corporate & Government Fleets Need More Electric Light Commercial Vehicles (ELCV)
"85 Global Corporations Committed to Put 5.45 Million EVs on the Road by 2030 in 117 Markets around the World."
- EV 100 Consortium
42K
2022
3.8
Million
(Vehicle Units)
2030
420K
2022
10.5
Million
2030
2M
2022
20.9
Million
2030
It's a Race to Electrify Work Fleets Everywhere
The demand for Electric Light Commercial Vehicle (ELCV) is surging as governments and businesses rush to electrify their fleets around the world. European emissions regulations especially address the logistics and last-mile delivery companies, driving a 24-fold growth and deploy 10.5 million ELCVs by 2030. The U.S. also instated a policy to electrify more than 645,000 U.S. federal fleets by 2035. Starting from 2027, all new passenger vehicles purchased by the U.S. government will be 100% electric and domestically manufactured. Government electrification initiatives continue in the Middle East region, an EV market forecasted to exceed $7.6B by 2028. In 2021, the UAE successfully electrified over 20% of its government fleets and Qatar is in the works of electrifying government-owned semi-trucks and taxi fleets. Also notably in South Korea, an electric pickup truck became the best-selling EV of 2023, boosted by extra government subsidies offered to commercial EVs. Fleet electrification is a rising global demand, which requires more variety and availability of ELCV models.
U.S. Corporations Electric Truck Deployment
5X
Growth Led to More Than 10,000 New E-Trucks to Hit the U.S. Roads in 2023
Source: Statista, IEA, EV100, U.S. Government Accountability Office, EY, EDF, Washington Post, Deloitte, Data Bridge Market Research

04.12.24

REMINDER: Investor Webinar

Reserve your spot for Alpha Motor's Investor Webinar on **April 15, 2024, at 10:30am PST**.

Sign up at **https://www.alphamotorinc.com/about/investor-webinar**

04.10.24

FIRST LOOK: Commercial Light-Duty Trucks

Our investors get a first look at ORYX, Alpha's commercial light-duty electric truck solutions based on the WOLF platform.

- Alpha's strategic move marks an expansion into the electric fleet market.
- The ORYX series is derived from the WOLF electric truck platform with a body-on-frame construction featuring a 7.2-foot extended bed with removable drop sides and a flatbed design.
- ORYX is not merely a commercial vehicle; it doubles as a stylish personal truck for individuals who prioritize utility. This underscores the versatility of the WOLF platform, maintaining its excellence as a daily driver without compromise.
- ORYX delivers flexibility to cater to diverse cargo transportation needs, facilitating ease of customization and allowing businesses to tailor ORYX trucks to functional needs
- Alpha's modular vehicle platform streamlines a diverse variety of EVs for the mainstream market, widening our consumer base.


WOLF is MMM
Multifunctional
Multipurpose
Multifaceted
ORYX EDITION
Logistics Without
Tailpipe Emissions




CALIFORNIA
WOLF
ORYX EDITION
Logistics Without Tailpipe Emissions

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REWARDS

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10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

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Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

$5000+ | SILVER Level Perk

Invest $5000+ and receive: $500 credit upon purchase of a vehicle *1 Limited edition T-shirt

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$20,000+ | PLATINUM Level Perk

Invest $20,000+ and receive: $3,000 credit upon purchase of a vehicle *1 Limited edition T-shirt 5% bonus shares

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$250,000

$250,000+ | ALPHA Level Perk

Invest $250,000+ and receive: Free Alpha vehicle at the start of production *2 Limited edition T-shirt 24 x 36 Exclusive Canvas Print Art Collectible 10% bonus shares

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JOIN THE DISCUSSION

What's on your mind?

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DS

Dylan Soto
6 days ago

When do you expect for the super saga to roll into production

1 0

EL

Edward Lee
Alpha Motor • 6 days ago

Our vehicle commercialization schedule currently prioritizes light trucks, based on their new energy sect...
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0

VH

Vietnam Huynh
a month ago

what makes your company different from the other big competitors. Why should consumers choose you over ...
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3 0

EL

Edward Lee
Alpha Motor • a month ago

“Do we want to be stuck with the same cars and car brands?” We ask this question to ourselves as ...
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0

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KL

Kevin Lee
a month ago

The market for EV equities is entering a more mature phase and Alpha is the answer. Our automotive ...
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0 0

MB

Mark Bell
a month ago

$50 a share... really?

0 0

BM

Brian Mitchell
2 months ago

Watching Alpha Motor's journey unfold feels like cheering on a friend. They've got heart, and it shows i...
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0 0

SO

Sean O'Reilly
2 months ago

Alpha Motor's trucks are truly badass. I can already picture them dominating the roads. Go Alpha!

0 0

OI

Omar Irizarry
2 months ago

People, including investors, like transparency. Instead of posting so many videos of people test riding the Wo...
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1 0

EL

Edward Lee
Alpha Motor • 2 months ago

We invite you to explore comprehensive information about our production plan and the transparency of our ...
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DM

David Mboh
2 months ago

I'm happy with the milestone thus far. Greatly appreciate the constant updates and hope it stays tha...
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1 0

EL

Edward Lee
Alpha Motor • 2 months ago

We are pleased to hear that you are satisfied with the progress and updates. With a focus on the recent ride-...
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JB

James Bondulich
3 months ago

I am not an expert at these things, but I would imagine that you would get more investors if you made and sol...
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JH

JiSoo Hwang
3 months ago

I am super excited to see the company valuation increase 280% in less than one year! Alpha has an ...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's a pleasure to meet you. I'm Edward, founder and CEO of Alpha Motor Corporation. We're an electric vehicle company based in Irvine, California, and we're known as the creators of the Wolf Electric truck.

The Wolf truck made its first debut at the Peterson Automotive Museum in Los Angeles, and most recently, we test-drove the Wolf truck and I can tell you it was an amazing experience.

The Wolf truck is a beauty. It's the kind of truck that you'd wanna drive every day, and that's exactly what we wanna achieve at Alpha, which is making fun-to-drive electric vehicles accessible to the world.

So as part of our mission, we made a quick stop in Las Vegas to learn what people had to say about the Wolf Electric Truck.

This electric truck is the end result of years of research and development, blending cutting-edge technology with a passion of off-road adventure and utility.

The future's electric, so if we're going there, it might as well look like this.

Electric is kind of part of the future, whether we like it or not. And, uh, this thing looks like it'll get down and still do the daily driving. Something completely different that nobody else would really have on the road.

I like the, the sleek look about it.

It's honestly kinda like timeless. Having the price point of this be like actually affordable is, um, like really exciting.

Amazing. Looks, looks really good.

Everything about this car so far, I'm looking at it, is spot on.

What would you use it for in general? What would I use it for in general? A lot of fun. I say that, a lot of fun.

The best part of creating cars is seeing people love and enjoy them. Move Humanity is about leading life together. For us, that commitment is building electric cars for the wellness of our community and environment. Alpha means new beginnings to a future of hope. We are committed to creating electric vehicles we believe the world has always wanted to see that have not existed until now.

We are inspired to Move Humanity. Alpha Motors. Motion Driven by Heart.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ALPHA MOTOR CORPORATION", FILED IN THIS OFFICE ON THE SECOND DAY OF MAY, A.D. 2023, AT 8:52 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

3494351 8100
SR# 20231743637

Authentication: 203255880
Date: 05-02-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:52 AM 05/02/2023
FILED 08:52 AM 05/02/2023
SR 20231743637 - File Number 3494351

RESTATED CERTIFICATE OF INCORPORATION OF ALPHA MOTOR CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Alpha Motor Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Alpha Motor Corporation, and that this corporation was originally incorporated pursuant to the DGCL on August 20, 2020 under the name Alpha Motor Corporation.

2. That the Board of Directors (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Alpha Motor Corporation (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is (a) 7,300,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), and (b) 128,096 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***"). All 128,096 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series AA Preferred Stock***."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate of Incorporation (this "***Restated Certificate***")) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. PREFERRED STOCK

The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "***Original Issue Price***" shall mean, with respect to the Series AA Preferred Stock, $8.4379 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, then the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a majority of the outstanding shares of Preferred Stock (voting exclusively and together as a single class on an as converted basis) (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(b) the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of shares of the Corporation's capital stock if, after the closing of such transaction or series of related transactions, such person or group of affiliated persons would hold a majority, by voting power, of the capital stock of the Corporation (or the surviving or acquiring entity); or

(c) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions,) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii), 2.3.1(b) or 2.3.1(c), if the Corporation does not effect a dissolution of the Corporation under the DGCL within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the

Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Restated Certificate or the Bylaws of the Corporation (the "***Bylaws***") in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof); or

3.3.3 change the authorized number of shares of Preferred Stock.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" shall initially be equal to $8.4379 for each share of Series AA Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Original Issue Date***" shall mean the date on which the first shares of Preferred Stock was issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case *provided* the such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; or

(ix) shares of Preferred Stock issued pursuant to a purchase agreement dated on or about the filing date by and among the Corporation and the parties listed therein, and as amended.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount that exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "***CP_2***" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "***CP_1***" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "***A***" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "***B***" shall mean the number of shares of Common Stock that would have been issued or deemed issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "***C***" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration that covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of such series of Preferred Stock pursuant to the terms of Section 4.4.4, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each series of Preferred Stock then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (a) the applicable Conversion Price then in effect, and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property that then would be received upon the conversion of such Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) the initial listing of the Common Stock on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Corporation with the Securities and Exchange Commission, (c) immediately prior to the closing of a SPAC Transaction (as defined below) pursuant to which the surviving or parent entity has at least $50,000,000 in immediately available cash or cash equivalents, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation. "***SPAC Transaction***" shall mean a merger of the Corporation with a special purpose acquisition company in which (A) the post-merger securities of the surviving or parent entity are publicly traded on a national securities exchange and (B) the stockholders of the Corporation receive upon conversion or exchange of their outstanding shares of capital stock of the Corporation securities constituting, or upon conversion would constitute (assuming conversion on such date), more than 50% of the outstanding share capital of such special purchase acquisition company.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. The Preferred Stock is not redeemable. This Section 6 shall not be construed as prohibiting any distributions made pursuant to Section 2.3.2(b) hereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (a) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (b) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (a) and (b) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Certificate, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh: .

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws or (d) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4. That this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation as of May 2, 2023.

By: [signature]
Edward Lee, Chief Executive Officer

ALPHA MOTOR CORPORATION

SHAREHOLDERS RESOLUTIONS

dated January 6, 2023

The undersigned, being all of the Shareholders of Alpha Motor Corporation a Delaware Corporation (the "Corporation"), and acting unanimously without a meeting pursuant to section 211(b) of the General Corporation Law of the State of Delaware, do hereby consent to, take and adopt for the records of the Corporation the following actions in lieu of a meeting of the Shareholders:

1. AMENDMENT OF SHAREHOLDER AGREEMENT

BE IT HEREBY RESOLVED AND APPROVED, that the Shareholders Agreement has been amended and restated in its entirety as attached hereto as Exhibit A and the Shareholders hereby agree that it shall be adopted as the new Shareholders Agreement.

2. WAIVER OF RESTRICTIONS

BE IT HEREBY RESOLVED AND APPROVED, that the Shareholders hereby waive any restrictions stated in Section 6.1 of the Shareholders Agreement from being applied to any new investor that becomes a shareholder of the Company by way of the upcoming crowdfunding fundraise on StartEngine platform. This resolution is being passed and approved for the avoidance of any doubt although the newly amended Shareholders Agreement contains an explicit statement that Section 6.1 applies only to previous shareholders and shareholders above 3% (of the issued and outstanding shares on a fully diluted basis) threshold.

In connection with the above-stated issuance of Shares:

(a) it is desirable and in the best interest of the Corporation that the amended and restated Shareholders Agreement and waiver of restrictions be passed and approved; and

(b) the applicable Officers and their designees or agents are hereby authorized to perform on behalf of the Corporation any and all such acts as they deem necessary or advisable in order to comply with any applicable state laws, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process.

This Shareholders Resolutions may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Shareholders Resolutions as of the date hereof.

[*Signature Page to Follow*]

Signed by all Shareholders of Alpha Motor Corporation:

Name: **Edward Yoon Lee**
Date: January 6, 2023

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date: January 6, 2023

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date: 01/06/2023

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date: January 6, 2023

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:



Name: **David Jonathan Macleese**
Date: **01/06/2023**

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: Edward Yoon Lee
Date:

____

Name: So Yun Lee
Date:

____

Name: Kevin Kyung-ho Lee
Date:

____

Name: Michelle Jienong Li Quan
Date:

____

Name: David Jonathan Macleese
Date:

____

Name: Peter Bardenfleth-Hansen
Date: January 6, 2023

____

Name: Jochen Rudat
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date: 06.01.2023

06.01.2023

Exhibit A

Amended and Restated Shareholders Agreement

ALPHA MOTOR CORPORATION

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT is effective as of the 9th day of September, 2020 between Alpha Motor Corporation, a corporation incorporated under the laws of Delaware (the "Corporation"); Edward Yoon Lee, an individual residing in the city of Irvine, California, U.S.A.; Kevin Kyung-ho Lee, an individual residing in the city of Irvine, California, U.S.A.; So Yun Lee, an individual residing in the city of Hong Kong, Hong Kong Special Administrative Region of the People's Republic of China; and Michelle Jienong Li Quan, an individual residing in the city of Monterey Park, California, U.S.A.; and any person who becomes a party hereto by executing a Joinder in the form annexed hereto as Schedule B (a "Joinder").

RECITALS:

WHEREAS the parties hereto, other than the Corporation, together own, directly or indirectly, all of the issued and outstanding shares in the capital of the Corporation as of the date hereof; and

WHEREAS the parties hereto wish to record their agreement as to the manner in which the Corporation's affairs are to be conducted and to agree upon the terms on which the securities of the Corporation, now or hereafter outstanding and held by them, will be held, transferred and voted.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

(a) "Affiliate" of a Person means another Person where:

(i) one of them is a Subsidiary of the other; or

(ii) each of them is Controlled by the same Person.

(b) "Agreement" means this Shareholders Agreement and all attached schedules and all instruments supplemental to or in amendment or confirmation of this Agreement;

(c) "Articles" means the articles of incorporation of the Corporation, as amended from time to time;

(d) "Board" means the board of directors of the Corporation, as the same may be constituted from time to time in accordance with this Agreement;

(e) "Business Day" means any day except Saturday, Sunday or any statutory holiday in California, United States of America or in Hong Kong Special Administrative Region of the People's Republic of China;

(f) "Bylaws" means the bylaws of the Corporation, as amended from time to time, as applicable;

(g) "Code" means the Delaware General Corporation Law, as the same may be amended from time to time;

(h) "Common Shares" means the Common Shares in the capital of the Corporation;

(i) "Competitor" means any business which is, at the relevant time, engaged in the design, manufacturing, development, marketing, sale or licensing of any products or services that are in form and function competitive with any of the products and services that are marketed and sold or licensed by the Corporation or any product or service that is known by a Shareholder to be under development by the Corporation;

(j) "Control" means: (a) with respect to any corporation, the ownership, beneficially and legally, of voting securities in the capital of such corporation, to which are attached more than fifty percent (50%) of the votes that may be cast to elect the directors of such corporation and such votes are sufficient (if exercised) to elect a majority of the directors; and (b) with respect to a partnership, trust, syndicate or other entity, actual power or authority to manage and direct the affairs of, or ownership of more than fifty percent (50%) of the beneficial interest in such entity;

(k) "Family Members" means, in respect of an individual, any parent, grandparent, spouse, child, spouse of a child, stepchild, grandchild and/or sibling;

(l) "Founders" means Edward Yoon Lee and So Yun Lee, and "Founder" means any one of them;

(m) "National Securities Exchange" means The Nasdaq Global Market, The Nasdaq Global Select Market or The New York Stock Exchange;

(n) "Parties" means, collectively, the Shareholders, the Founders, and the Corporation and any other Person that becomes a party to this Agreement, and "Party" means any one of them;

(o) "Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural Person in his capacity as trustee, executor, administrator, or other legal representative;

(p) "Public Offering" means any sale or distribution to the public of Common Shares of the Corporation pursuant to an offering registered under the Securities Act, whether by the Corporation, by Shareholders and/ or by any other holders of the Corporation's Common Shares;

(q) "Qualified IPO" means an underwritten Public Offering by the Corporation of its Shares pursuant to a registration statement under the Securities Act with an aggregate offering price of at least Fifty Million United States Dollars (U.S.$50,000,000) and, immediately after such Public Offering, the Common Shares are quoted or listed for trading on a National Securities Exchange and/or any other stock exchange or market approved in writing by a Shareholder Majority;

(r) "Securities Act" means the United States Securities Act of 1933, as amended;

(s) "Shares" means the Common Shares;

(t) "Shareholder Majority" means Shareholders holding more than fifty percent (50%) of the outstanding Shares;

(u) "Shareholders" means the Founders, Kevin Kyung-ho Lee and Michelle Jienong Li Quan, together with such other Persons as may become Parties to this Agreement as a shareholder of the Corporation, collectively, and "Shareholder" means any one of such Persons individually;

(v) "Stock Plan" means the Corporation's 2020 Stock Plan and as it may be amended from time to time, providing for the issuance of Common Shares to eligible employees, consultants, directors, vendors and any other parties approved by the Board;

(w) "Subsidiary" means a Person that is Controlled directly or indirectly by another Person; and

(x) "Transfer" means any disposition, transfer, sale, exchange, assignment, gift, bequest, disposition, mortgage, hypothecation, charge, pledge, encumbrance, grant of security interest, or any arrangement by which possession, legal title or beneficial ownership passes, directly or indirectly, from one person or entity to another, or to the same person or entity in a different capacity, whether or not voluntary and whether or not for value, and includes any agreement to effect the foregoing.

1.2 Additional Definitions

Unless there is something inconsistent in the subject matter or context, or unless otherwise provided in this Agreement, all other words and terms used in this Agreement that are defined in the Code have the meanings set out in the Code.

1.3 Certain Rules of Interpretation

In this Agreement:

(a) **Consent -** Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required is conclusively deemed to have withheld its approval or consent.

(b) **Headings -** Headings of articles and sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c) **Including -** Where the word "including" or the word "includes" is used in this Agreement, it means "including (or includes) without limitation".

(d) **Number and Gender -** Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e) **Severability -** If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision is, as to such jurisdiction, ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(f) **Time -** Time is of the essence in the performance of the Parties' respective obligations.

(g) **Time Periods -** Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done are calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the following Business Day if the last day of the period is not a Business Day.

(h) **Currency -** Unless otherwise indicated all dollar amounts referred to in this Agreement, including the symbol "$", refer to lawful currency of the United States of America.

ARTICLE 2
PURPOSE AND SCOPE

2.1 Compliance with Agreement

Each Shareholder agrees to vote and act as a shareholder of the Corporation to fulfil the provisions of this Agreement and in all other respects to comply with, and use all reasonable efforts to cause the Corporation to comply with, this Agreement, and to the extent, if any, permitted by law, shall cause its respective nominee(s) as directors of the Corporation to act in accordance with this Agreement. The Shareholders further undertake that they will use their influence as Shareholders to cause such meetings of the Corporation to be held, resolutions passed, bylaws enacted, agreements and other documents signed and acts or things performed or done as may be necessary or desirable to ensure that the provisions of this Agreement are implemented and given full force and effect.

2.2 Compliance by Corporation

The Corporation undertakes to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.

2.3 Conflict with Articles or Bylaws

To the extent permitted by the Code, in the event of any conflict between the provisions of this Agreement and the provisions of the Articles or the Bylaws of the Corporation, the provisions of this Agreement shall prevail, and the Shareholders shall vote to amend the Articles and Bylaws of the Corporation so as to ensure conformity with the terms of this Agreement.

2.4 Agreement to Vote Shares

In the event that any action requiring approval pursuant to Section 4.3 of this Agreement is approved by the Board in accordance with the terms of this Agreement (a "Special Action"), each Shareholder agrees that it shall execute and deliver all deeds, transfers, consents, resolutions, share certificates or other documents as may be necessary to complete the Special Action and shall vote its Shares in favour of all resolutions relating to the Special Action at any meeting of shareholders of the Corporation or execute all written shareholder consents and resolutions relating to the Special Action and the completion of the transaction contemplated thereunder, and, each Shareholder hereby expressly waives any right to dissent with respect to any such actions which are required for the purpose of any such Special Action.

2.5 Unanimous Shareholder Agreement

(a) This Agreement is deemed to be a unanimous shareholder agreement and the power of the directors to manage or supervise the management of the business and affairs of the Corporation is restricted in accordance with the terms of this Agreement.

(b) No amendment to this Agreement that affects the rights, powers and duties of any of the directors is effective until the directors are given written notice of the proposed amendment and an opportunity to resign.

ARTICLE 3
FINANCIAL PARTICIPATION IN THE CORPORATION

3.1 Equity Participation

Each of the Shareholders represents and warrants to each other and to the Corporation that:

(a) such Shareholder at the date hereof (or, if such Shareholder becomes a Party following the date of this Agreement, at the date such Shareholder acquired its Shares), owns beneficially and of record the number of Shares set forth opposite such Shareholder's name on Schedule A attached hereto, as applicable (as such schedules may be amended from time to time to reflect changes in shareholdings);

(b) the Shares held by such Shareholder are held beneficially and of record by such Shareholder, such Shares are not subject to any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim and no Person has any rights to become a holder or possessor of any of the Shares or of the certificates representing the same, if applicable;

(c) if the Shareholder is an individual, that such Shareholder has the capacity to enter into and give full effect to this Agreement;

(d) this Agreement has been duly authorized by such Shareholder and duly executed and delivered by such Shareholder and constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

(e) that the execution, delivery and performance of this Agreement does not and shall not contravene the provisions of any indenture, agreement or other instrument to which such Shareholder is a party or by which such Shareholder may be bound; and

(f) that, subject to the terms of this Agreement, all of the foregoing representations and warranties (other than the representation and warranty in paragraph (a)) shall continue to be true and correct during the continuance of this Agreement.

ARTICLE 4
MANAGEMENT OF THE CORPORATION

4.1 Board of Directors

The Corporation shall have a Board consisting of up to three (3) directors, of which all three (3) directors (the "Founder Nominees"), who shall initially be Edward Yoon Lee, Kevin Kyung-ho Lee and So Yun Lee, shall be nominated by the unanimous decision of the Founders.

Each Shareholder shall vote its Shares at any meeting at which directors are to be elected, or execute any written resolutions of the shareholders at the request of the Corporation, to elect the directors nominated in accordance with this Agreement.

4.2 Removal and Replacement of Nominees

As the Founders are entitled to nominate and elect the directors, they may remove any such director by notice to such director, the other Shareholders and the Corporation. Any vacancy occurring on the Board by reason of the death, disqualification, inability to act, resignation or removal of any director may be filled only by a further nominee of the Founders.

The Founder Nominees may be removed and replaced by the unanimous decision of the Founders.

Each Shareholder shall vote its Shares at any meeting at which directors are to be removed and/or replaced, or execute any written resolutions of the shareholders at the request of the Corporation, to remove and replace the directors in accordance with this Agreement.

4.3 Matters Requiring Prior Approval of Shareholder Majority.

In addition to any approval, authorization or ratification required by the Code, none of the following shall be carried out and effected by the Corporation without the prior approval of the Board and the prior written approval of a Shareholder Majority:

(a) any amendment to the Articles or Bylaws of the Corporation that would adversely alter the rights, privileges or powers of the Shareholders;

(b) any changes in the number of directors of the Corporation;

(c) issue of new Shares, including the increase in number of Shares allocated to the Stock Plan or issues to strategic partners or investors;

(d) any corporate restructuring, consolidation, amalgamation or merger of the Corporation with any other body corporate where control of the Corporation is transferred or any other transaction or series of related transactions in which a Person or a group of related Persons, acquires from Shareholders of the Corporation Shares representing more than fifty percent (50%) of the outstanding Shares of the Corporation;

(e) voluntary liquidation, dissolution or winding-up of the Corporation; or

(f) the disposition of all or substantially all of the assets of any wholly owned subsidiary of the Corporation or the disposition of any shares of any wholly owned subsidiary of the Corporation.

4.4 Matters Requiring Prior Approval of the Board.

All decisions of the Board shall be made by a simple majority of the Board, except for the following matters, which shall require the approval of a majority of the Board, and such majority shall include the Founders (so long as the Founders are members of the Board):

(a) material capital structure changes, including major financing or indebtedness (other than in the ordinary course of business);

(b) acquisition or disposal of (in one transaction or a series of related transactions) of any assets or business of the Corporation or any of its Subsidiaries in excess of US$5,000,000;

(c) declaration or payment of (interim) dividends or distributions (whether in cash or in kind);

(d) appointment and removal of the Chief Executive Officer;

(e) remuneration decisions in excess of US$500,000;

(f) decision to cause the Common Stock to be listed or quoted on any securities exchange or trading system; or

(g) consummation of a Public Offering.

4.5 Other Governing Document Provisions.

Each Shareholder agrees to vote all of its Shares or execute proxies or written consents, as the case may be, and to take all other actions necessary, to ensure that the other governing documents or organizational documents (i) do not at any time conflict with any provision of this Agreement and (ii) permit each Shareholder to exercise the express rights to which each such Shareholder is entitled under this Agreement.

4.6 Deadlock

(a) Shareholder Deadlock

A shareholder deadlock (a "Shareholder Deadlock") shall be deemed to occur when any Special Action in Section 4.3 is submitted to the general meeting or special meeting and (i) no quorum is achieved for two subsequent meetings having such Special Action on its agenda or (ii) the meeting, validly composed, is unable to make a decision on such Special Action.

In the event of a Shareholder Deadlock, each Shareholder may within ten (10) days of such Deadlock having arisen prepare and circulate to the other Shareholder(s) and other member(s) of the Board a memorandum setting out its position on the matter in dispute and its reasons for adopting such position (the "Memorandum"). If a resolution is not agreed by the directors or Shareholders, as applicable, of the Corporation on such matter within thirty (30) days after delivery of the Memorandum, the matter shall be deemed rejected.

(b) Board Deadlock

A deadlock of the Board (a "Board Deadlock") shall be deemed to occur when any matter listed in Section 4.4 is submitted to the Board and (i) no quorum is achieved for two subsequent Board meetings having such matter on its agenda or (ii) the meeting of the Board, validly composed, is unable to make a decision on such matter.

In the event of a Board Deadlock, the Chairman of the Board shall have the casting vote.

ARTICLE 5
COVENANTS OF THE CORPORATION

5.1 Covenants

Without limiting any other covenants and provisions hereof, and except to the extent the following covenants and provisions of this Section 5.1 are waived in any instance by a Shareholder Majority, the Corporation covenants and agrees that it shall perform and observe the following covenants and provisions, and shall cause each of its subsidiaries, if and when such subsidiary exists, to perform and observe such covenants and provisions.

(a) Financings.

The Corporation shall inform the Board of any negotiations, offers or contracts relating to possible financings of any nature for the Corporation, whether initiated by the Corporation or any other Person.

(b) Proprietary Information and Inventions Agreements.

The Corporation shall obtain a duly executed agreement relating to proprietary information and assignment of inventions on terms and conditions acceptable to the Board, from each current and future technical or senior managerial employee, contractor and consultant of the Corporation.

(c) Confidentiality and Non-Compete Agreements.

The Corporation shall ensure that all key employees of the Corporation enter into appropriate employment contracts containing appropriate confidentiality, non-compete and non-solicit covenants that are acceptable to the Board.

ARTICLE 6
DEALING WITH SHARES

6.1 Restrictions on Transfer of Shares; Right of First Refusal

(a) Sections 6.1(b) and 6.1(c) and restrictions outlined therein shall apply only to the list of Shareholders on Schedule A as of December 25, 2022 and any Shareholders who have Shares over 3% of the issued and outstanding shares on a fully diluted basis as at any given point in time.

(b) No Shareholder shall Transfer any Shares to any Person, except as specifically permitted or required by this Agreement and only in accordance with the terms of this Agreement. The Corporation shall not be required: (A) to Transfer on its books any Shares, nor (B) to treat as the owner of the Shares, or otherwise to accord voting or dividend rights to, any transferee to whom the Shares have been Transferred in contravention of this Agreement.

(c) Every Transfer of Shares held by a Shareholder is subject to the conditions that:

(i) the proposed transferee, if not already bound by the terms of this Agreement, first agrees, in writing, to become a party to and be bound by the terms of this Agreement by signing a Joinder substantially in the form annexed hereto as Schedule B;

(ii) the Transfer is approved in accordance with the Articles and the Bylaws; provided, that, any Transfer referred to in Section 6.1(a) or that is otherwise a permitted Transfer pursuant to this Agreement shall be deemed to be consented to by the Shareholders for the purposes of any restrictions on Transfer in the Articles or the Bylaws;

(iii) the proposed transfer must comply with the terms of this Agreement, including the Corporation's Right of First Refusal (defined herein) and any agreement that the applicable Shareholder has entered into with the Corporation; and

(iv) the Shareholder shall have provided the Corporation with written assurances, in form and substance satisfactory to the Corporation, that: (A) the proposed Transfer is exempt from the registration and prospectus requirements of all applicable securities laws, and (B) all appropriate action necessary for compliance with applicable securities laws and regulatory policies in connection with such proposed Transfer have been taken.

(d) If at any time a Shareholder that holds Shares that are issued to an employee, consultant, director or advisor of the Corporation (such Shareholder, an "Employee Shareholder") proposed to Transfer their Shares, then the Employee Shareholder shall promptly give the Corporation written notice of the intention to make the Transfer (the "Employee Transfer Notice"), which shall include specifics on the proposed Transfer, including but not limited to, (i) the number, class and series (if applicable) of Shares to the transferred, (ii) the names and addresses of the prospective transferee, (iii) the consideration and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Corporation may within thirty (30) days of receipt of the Employee Transfer Notice decide to either (1) exercise its right of first refusal to purchase the Shares on the terms and conditions set forth in the Employee Transfer Notice (the "Right of First Refusal"), (2) grant such right to the Founders to purchase the Shares on the terms and conditions set forth in the Employee Transfer Notice, (3) decline to exercise its Right of First Refusal and permit the transfer of the Shares to the proposed transferee or (4) decline to exercise its Right of First Refusal and reject any transfer of the Shares.

(e) The Corporation shall refuse to issue any new Shares to any Person who is not a Party hereto, and the issuance of Shares to any such Person shall not be approved by the Board, unless such Person has agreed to become a Party hereto and bound by all the provisions hereof by signing a Joinder substantially in the form annexed hereto as Schedule B and provided that such Person is not engaged in the business of a Competitor of the Corporation. All future grantees of stock awards to purchase Shares or securities of the Corporation convertible into Shares shall be required, as a condition to the exercise or conversion of any such options or convertible securities to enter into an appropriate written contractual obligation to become a Party to and bound by this Agreement or agree by way of incorporation by reference of the voting arrangements contained herein.

6.2 Endorsement on Certificates

In addition to such legends as may be required by applicable securities laws, share certificates of the Corporation shall bear the following language (as applicable) either as an endorsement or on the face of such share certificate:

"THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

"THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

"THE TRANSFER OF SECURITIES REFERENCED HEREIN IS SUBJECT TO RESTRICTIONS REQUIRING APPROVAL OF THE COMPANY PURSUANT TO AND IN ACCORDANCE WITH THE COMPANY'S STOCK PLAN, COPIES OF WHICH

MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SHARES OF STOCK THAT DOES NOT COMPLY WITH THE COMPANY'S STOCK PLAN."

6.3 Permitted Transfers

(a) Each Shareholder may, after giving notice to the Corporation, Transfer all or any part of the Shares beneficially owned by it to:

(i) a corporation wholly-owned by such Shareholder and/or his Family Members; or

(ii) a custodian, trustee (including retirement or investment fund) or other fiduciary for such Shareholder and/or his Family Members; or

(iii) any other Person if such Transfer is effected pursuant to such Shareholder's will or the laws of intestate succession;

provided, in the case of (i), (ii) or (iii) above, the transferee agrees to be bound by, and become a party to, this Agreement in accordance with Section 6.1(d). In the event of any such Transfer pursuant to (i) or (ii) above:

(A) the transferring Shareholder shall remain a party to this Agreement;

(B) the transferring Shareholder shall take such actions as may be necessary to cause the transferee to at all times fully and faithfully perform and discharge its obligations under this Agreement and to comply with the terms and conditions of this Agreement;

(C) the transferring Shareholder shall at all times after such Transfer be jointly and severally liable with the transferee for the performance and discharge the transferee's obligations under this Agreement and compliance by the transferee with the terms and conditions of this Agreement; and

(D) if the transferee is no longer a corporation wholly-owned by the transferring Shareholder and/or his respective Family Members or a custodian, trustee or other fiduciary for such Shareholder and/or his Family Members, the transferee shall immediately transfer all of the transferred Shares back to the Transferor.

6.4 Tag-Along Rights

(a) If any Shareholder (the "Selling Party") receives from a third party (the "Third Party"), acting as principal and dealing at arm's length with the Selling Party, a bona fide written offer (the "Third Party Offer") to purchase at least twenty five percent

(25%) of the issued and outstanding shares in the capital of the Corporation or 1,500,000 Shares in a single transaction or series of related transactions, prior to the acceptance of the Third Party Offer, the Selling Party shall notify the Corporation and all Founders and Employee Shareholders (other than the Selling Party) (any such Shareholder, the "Tag-Along Offeree") of such proposed sale and the terms of such proposed sale and the Selling Party shall obtain from the Third Party a bona fide offer addressed to each of the Tag-Along Offerees, on terms and conditions at least as favourable as those contained in the Third Party Offer, to purchase from each Tag-Along Offeree (the "Tag-Along Offer") the Shares which the Tag-Along Offeree holds (such proposed transfer, the "Tag-Along Transfer").

(b) The Selling Party shall give a notice to the Tag-Along Offeree at least fifteen (15) Business Days prior to the consummation of the proposed Tag-Along Transfer and the notice shall state (i) the number of Shares proposed to be Transferred, (ii) the name of the proposed transferees, (iii) the proposed purchase price for each Share and (iv) any other material terms and conditions of the Tag-Along Transfer, including the form of the proposed transfer agreement, if any. Each Tag-Along Offeree shall have a period of fifteen (15) Business Days from the date of the Tag-Along Notice within which to elect to sell up to its pro rata portion of the Shares by delivery of an irrevocable written notice to the Selling Party and the Corporation specifying the number of Shares such Tag-Along Offeree desires to include in the Tag-Along Transfer and wire transfer or other instructions for payment of any consideration for the Shares. If, within such fifteen (15) day period, a Tag-Along Offeree does not provide the Selling Party with notice of such Tag-Along Offeree's intent to accept or reject the Tag-Along Offer, such Tag-Along Offeree shall be deemed to have rejected the Tag-Along Offer.

(c) If the Third Party has specified a limited number of Shares that it is willing to purchase in the aggregate, then each of the Selling Party and the Tag-Along Offeree has the right to sell to the Third Party up to that number of Shares (calculated on an as-converted basis, as applicable) that is in the same proportion to the number of Shares being purchased by the Third Party pursuant to the Third Party Offer, as the number of Shares then owned by such relevant Shareholder is of the total number of Shares held by the Selling Party and the Tag-Along Offerees (in each case, calculated on an as-converted basis, as applicable). If any Tag-Along Offeree does not elect to sell the full number of Shares that it is entitled to sell, the Selling Party is entitled to sell additional Shares to make up the aggregate number of Shares being so purchased.

(d) This Section 6.4 shall not apply if there is an exercise of the Drag-Along Rights provided in Section 6.5 with respect to the Third Party Offer.

6.5 Drag Along Rights

(a) If:

(i) a third party offer is made to one or more of the Shareholders that provides for: (A) any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the shareholders of the Corporation immediately prior to such merger, amalgamation, reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (B) the sale, exchange or Transfer by the Corporation's Shareholders, in a single transaction or series of related transactions, of all of the voting shares of the Corporation (other than those held by the Person making the third party offer); or (C) the sale, lease, license, abandonment, Transfer or other disposition of all or substantially all the assets of the Corporation or the exclusive license of all or substantially all of the Corporation's material intellectual property and technology (any transaction referred to in (A), (B) or (C) above being hereinafter referred to as a "Sale Transaction"); and

(ii) the Sale Transaction has been irrevocably accepted, or otherwise approved, by a Shareholder Majority,

then, upon being notified by the Corporation or such third party offeror of the names of the Shareholders who have irrevocably accepted or otherwise approved such offer (the "Drag-Along Seller(s)") and the number of Shares in respect of which they have irrevocably accepted, or otherwise approved, the Sale Transaction, each Shareholder: (x) shall, if the Sale Transaction involves a sale or other tender of Shares, sell all of the Shares held by such Shareholder to the third party offeror pursuant to the terms of the Sale Transaction in accordance with the offer upon the terms and at the price contained in the offer; (y) shall vote in favour of (for the purposes of any approval acquired by the Code, the Articles, the Bylaws, this Agreement or otherwise), and otherwise act, to approve the Sale Transaction and any continuance, reorganization or recapitalization or any other change to the Articles and/ or the Bylaws that is necessary or desirable to facilitate the Sale Transaction, as applicable; and (z) shall provide such reasonable representations, warranties, indemnities, covenants, escrow agreements and other agreements as may be required by the third party offeror pursuant to such Sale Transaction. To the extent permitted by law, each Shareholder hereby expressly waives any right to dissent or appraisal under applicable laws with respect to the transactions or approvals referred to in clause (y) above (such right, but not the obligation of the Drag-Along Sellers to drag the Shareholders, the "Drag-Along Right").

(b) At the closing of any such Sale Transaction, each dragged Shareholder shall deliver at such closing, against payment of the purchase price therefor in accordance with the terms of the Sale Transaction, certificates or other documentation representing such dragged Shareholder's Shares (or other capital stock) to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, and such other documents as are deemed reasonably necessary by the Drag-Along Seller or the Corporation for the proper Transfer of such Shares on the books of the Corporation.

6.6 Lock-up

If requested in writing by the underwriters in connection with a Qualified IPO, each Shareholder will agree not to sell publicly any Shares (other than Shares being sold in such Qualified IPO), without the consent of such underwriters, for a period not to exceed 180 days following the closing of such Qualified IPO (or such longer period as may be reasonably requested by such underwriters so as to facilitate compliance with applicable restrictions).

ARTICLE 7
ARRANGEMENTS REGARDING DISPOSITIONS

7.1 Closing

Unless otherwise waived by the Corporation, the following provisions apply to any Transfer of Shares between Shareholders or between Shareholders and the Corporation pursuant to this Agreement, or by a Shareholder who wishes or is required to sell Shares pursuant to Section 6.4 or 6.5 of this Agreement:

(a) The Transfer shall be completed at the Corporation's registered office on the date specified for closing. At such time, the transferor(s) shall Transfer to the transferee(s) good title to the Shares being transferred free and clear of all liens, charges and encumbrances and deliver to the transferee(s) certificates and other documents of title evidencing ownership of the Shares being transferred, duly endorsed in blank for transfer by the holders of record. In addition, if the transferor is disposing of all or substantially all of its Shares, the transferor(s) shall deliver to the Corporation all records, accounts and other documents in its possession belonging to the Corporation and the resignations and releases of its nominees on the Board, all such resignations to be effective no later than the time of delivery. The transferee(s) shall deliver to the transferor(s) full payment of the purchase price (subject to any escrow or holdback requirement) payable for the Shares being transferred.

(b) If, at the time of closing, a transferor fails to complete the subject transaction of purchase and sale, the transferee (or, in the case of a Sale Transaction, the Corporation or any other Shareholder) shall have the right, if not in default under this Agreement, without prejudice to any other rights that it may have, upon payment by the transferee of that part of the purchase price payable to the transferor at the time of closing to the credit of the transferor in the main branch of the Corporation's bank (or, in the case of a Sale Transaction in which the consideration consists of cash, securities or other assets, or any combination, with a third party escrow agent), to execute and deliver, on behalf of and in the name of the transferor, such deeds, transfers, share certificates, resignations or other documents that may be necessary to complete the subject transaction and the transferor hereby irrevocably appoints the transferee its attorney in that behalf. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the insolvency or bankruptcy of the transferor and the transferor hereby ratifies and confirms and agrees to ratify and confirm all that the transferee may lawfully do or cause to be done by virtue of such appointment and power.

7.2 Completion of Drag-Along Offers

If a Sale Transaction contemplates a purchase of Shares and, at the time proposed for the closing of the Sale Transaction, a Shareholder does not complete the transactions for any reason, the party making the third party offer has the right to deposit that portion of the consideration for such Shareholder's Shares to be paid at closing either, in the case of consideration consisting of cash, to the credit of such Shareholder in the main branch of the Corporation's bank, or, in the case of consideration consisting of cash, securities or other assets, or any combination, with a third party escrow agent. If the purchase price is so deposited, then from and after the date of deposit, even if certificates or instruments evidencing the Shares are not delivered to the third party making the third party offer:

(a) the purchase is deemed to have been fully completed (subject to any obligation in the transaction documents to make payments of portions of the purchase price after the closing date), and the records of the Corporation may be amended accordingly;

(b) all interest in the Shares is conclusively deemed to have been transferred and assigned to and to have become vested in the third party; and

(c) all interest of such Shareholder and of any other Person (other than the third party) having an interest in such Shares ceases.

7.3 Repayment of Debt

(a) In the event that at the time of the sale of any Shares under any provision of this Agreement, the seller thereof is indebted to the Corporation or any Affiliate thereof, the seller shall assign and set over to the Corporation or such Affiliate and shall direct the purchaser to pay to the Corporation or such Affiliate, if requested by the Corporation to do so, the purchase price of such Shares to the extent required to discharge the seller's indebtedness to the Corporation or such Affiliate.

(b) In the event that at the time of the sale of any Shares under any provision of this Agreement, the Corporation or any Affiliate thereof is indebted to the seller, the Corporation or such Affiliate shall pay all such indebtedness to the seller (unless it otherwise agrees in writing) at the time of closing herein provided for.

ARTICLE 8
CONFIDENTIALITY

8.1 Confidentiality

No Party shall, at any time or under any circumstances, without the consent of the Corporation, directly or indirectly communicate or disclose to any Person (other than the other Parties and its or their employees, agents, advisors and representatives) or make use of any confidential knowledge or information howsoever acquired by such Party relating to or concerning the customers, products, technology, trade secrets, know-how, service ideas, plans, software codes and designs, algorithms, developments, inventions, patents or patent applications, systems or operations, or other confidential information regarding the property, business and affairs of the Corporation (collectively, "Information"), except for:

(a) Information that becomes generally known in the industry to which the business of the Corporation is related other than through a breach of this Agreement;

(b) Information that is lawfully obtained from a third party without breach of this Agreement by the Party;

(c) Information that is reasonably required to be disclosed by a Party to protect its interests in connection with any proposed Transfer of Shares that is pursuant or subject to this Agreement; or

(d) Information that is required to be disclosed by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, provided that the Party gives the Corporation prompt written notice of the compelled disclosure and cooperates with the Corporation, at the Corporation's expense, in seeking a protective order or any other protections available to limit the disclosure of the Information.

If a Shareholder ceases to be a shareholder of the Corporation, the Shareholder shall use all reasonable efforts to ensure that all Information and all copies thereof are either destroyed or returned to the Corporation if the Corporation so requests, and shall not, directly or indirectly, use for the Shareholder's own purposes, any Information discovered or acquired by the Shareholder or the Shareholder's advisors. The Party's obligations in this Article 8 shall be in addition to and not in derogation of any other obligation of confidentiality owed to the Corporation by the Founders or other Shareholders who are employees of or consultants to the Corporation.

8.2 Specific Performance

Each of the Parties acknowledges that disclosure of any Information in contravention of Section 8.1 may cause significant harm to the Corporation and that remedies at law may be inadequate to protect against a breach of Section 8.1. Accordingly, each of the Parties acknowledges that the Corporation is entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each of the Parties covenants not to assert any defence in proceedings regarding the granting of an injunction or specific performance based on the availability to the Corporation of any other remedy.

ARTICLE 9
GENERAL

9.1 Application of this Agreement

The terms of this Agreement shall apply to any Shares that may hereafter be issued by the Corporation and to any shares or other securities:

(a) resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to the Shares; or

(b) of the Corporation or any successor body corporate that may be received by the Shareholders on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and prior to any action referred to in (a) or (b) above being taken the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 9.1.

9.2 Undertaking

The Parties undertake to sign and complete all such deeds, documents, resolutions, minutes and other instruments and to do all such acts as are necessary to give full effect to the terms, conditions and restrictions contemplated by this Agreement and to make them binding on the Parties as well as on relevant third parties who are not privy to the terms hereof.

9.3 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") must be in writing and is sufficiently given if delivered (whether in person, by courier service or other method of delivery), or if transmitted by email, at the respective address below:

(a) in the case of a Notice to the Corporation at:

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, California 92618

Attention: Edward Yoon Lee/ Chairman
Email: edward@alphamotorinc.com; admin@alphamotorinc.com

(b) in the case of a Notice to any Shareholder, at the address in the records of the Corporation with respect to such Shareholder.

Any Notice made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if made or given by courier, on the second (2nd) Business Day following the deposit thereof with the courier and, if made or given by email, on the day of transmittal thereof or if the day of transmittal is not a Business Day, the next Business Day following the date of transmittal thereof (provided, that the original copy is immediately forwarded by courier).

9.4 Amendment

No amendment, supplement or modification of this Agreement and, unless otherwise specified, no waiver, consent or approval by any Party, is binding unless approved by the Board, and approved in writing by a Shareholder Majority and the Founders, except where a technical amendment of this Agreement need to be made in light of the intention of this Agreement (as deemed appropriate in the sole discretion of the Board), which does not materially change the rights of the Shareholders, in which case such technical amendment may be made with an approval by the Board and the Founders.

Notwithstanding the above, the Parties agree that the Corporation is entitled to, and the Corporation shall, make such amendments to Schedule A from time to time as may be necessary to reflect permitted changes in the Shareholders and their shareholdings.

9.5 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by email or other electronic means, and all such counterparts and facsimiles together constitute one agreement.

9.6 Benefit of the Agreement

This Agreement inures to the benefit of and is binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties.

9.7 Assignment

Except as expressly provided in this Agreement, none of the Parties to this Agreement may assign its rights, benefits, remedies and obligations under this Agreement without the prior written consent of the Corporation and a Shareholder Majority.

9.8 Termination

This Agreement terminates upon the first to occur of:

(a) the date this Agreement is terminated by the written approval of: (i) the Board; (ii) the Founders and (ii) a Shareholder Majority;

(b) the date that is immediately prior to a Qualified IPO;

(c) the time that one Person becomes the beneficial owner of all of the Shares; and

(d) the date of a Sale Transaction unless otherwise agreed in writing by a Shareholder Majority;

except that the provisions of Sections 6.6, 8.1, and 8.2 shall survive and continue upon a termination of this Agreement.

9.9 Governing Law

The validity, interpretation, construction and performance of this Agreement; all acts and transactions pursuant hereto; any claim, controversy or dispute arising under or related to this Agreement; and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of California, without giving effect to principles of conflicts of law.

9.10 WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Entire Agreement

This Agreement constitutes the entire agreement by and between the Parties with respect to the subject matter hereof, and supersedes and replaces in its entirety all previous agreements, term sheets and understandings relating to the matters referred to in this Agreement.

[*Signature Pages to Follow*]

IN WITNESS WHEREOF, the Parties have duly executed and have agreed to have this Agreement be effective as of the date first above written.

ALPHA MOTOR CORPORATION

By: ____

Name: Edward Yoon Lee
Title: Chairman

FOUNDER

By: ______________________________

Name: Edward Yoon Lee

Address: ____________________________

____

____

Email: ______________________________

FOUNDER

By: ______________________________

Name: So Yun Lee

Address: ____________________________

____

____

Email: ______________________________

SHAREHOLDER

By: ______________________________

Name: Kevin Kyung-ho Lee

Address: ____________________________

____

____

Email: ______________________________

SHAREHOLDER

By: ______________________________

Name: Michelle Jienong Li Quan

Address: ____________________________

____

____

Email: ______________________________

SCHEDULE A

TO SHAREHOLDERS AGREEMENT

FOUNDERS

Founders and Other Shareholders	**Number and Class of Shares**
Edward Yoon Lee	4,080,000; Common Stock
So Yun Lee	1,200,000; Common Stock

OTHER SHAREHOLDERS

Founders and Other Shareholders	**Number and Class of Shares**
Kevin Kyung-ho Lee	960,000; Common Stock
Michelle Jienong Li Quan	120,000; Common Stock
David Macleese	42,000; Restricted Stock
Peter Bardenfleth-Hansen	45,000; Restricted Stock (plus 45,000 conditional per Side Letter)
Jochen Rudat	45,000; Restricted Stock (plus 45,000 conditional per Side Letter)

SCHEDULE B

JOINDER TO SHAREHOLDERS AGREEMENT

This Joinder Agreement (this "Joinder Agreement") is made as of the date written below by the undersigned (the "Joining Party") in accordance with the Shareholders Agreement dated as of September 9, 2020 (as amended, amended and restated or otherwise modified from time to time, the "Shareholders Agreement"), by and between Alpha Motor Corporation (the "Corporation") and all of the shareholders of the Corporation, as the same may be amended from time to time. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Shareholders Agreement as of the date hereof and shall have all of the rights and obligations of a "Shareholder" thereunder as if it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

DATED at this_______day of ________________ , _________ .

____
(Signature)
Name:

Address: ___________________________

____

____

Email: _____________________________

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]


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Alpha Motor Corporation
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LIMITED-TIME OFFER: You can now reserve an investment in Alpha and receive an additional 5% BONUS SHARES. Sign up today!


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WOLF
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Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Alpha Motor Corporation

Sponsored ·

LIMITED-TIME OFFER: You can now reserve an investment in Alpha and receive an additional 5% BONUS SHARES.


LIMITED-TIME OFFER
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Reserve an investment in Alpha today and receive an **additional 5% BONUS SHARES.**
Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Alpha Motor Corporation
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ACT NOW: SCORE BONUS SHARES (Explained Below)
Reserve Now and Invest within First Week Post-Launch to Receive More Bonus Shares Than a $250K Investment

For a Limited Period:
- Reserve Now: 5% bonus shares
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*All investments made within 72 Hours after our launch will receive 10% bonus shares.

Once Limited Period ends:
- Invest $20,000: 5% Bonus Shares
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In addition to these, there are other perks based on different investment amounts. For detailed information, please visit https://lnkd.in/gM99kPBn

The sooner you reserve and invest within these time frames, the more Bonus Shares you'll receive compared to a standard $250,000 investment.

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Recent News

TIME IS RUNNING OUT: Reserve an investment in Alpha and receive an **additional 5% Bonus Shares.**

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EXPLAINED: How to Score Bonus Shares

EV CONSUMER TRENDS: Alpha's Unique Solution

MOST FREQUENTLY ASKED QUESTIONS: November 2023

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, CA 92618
USA

Dec 13, 2023

LIMITED-TIME OFFER: You may now reserve an investment in Alpha and receive an **additional 5% Bonus Shares.**



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5%
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Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CLICK HERE TO
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Alpha is gaining recognition as a quality U.S. EV brand through public showing to millions and is now progressing with pre-production development. We have achieved significant milestones to date including:

- ***Validated Driving Vehicle Platform*** **—** to create a range of EVs sharing the same underlying technology to widen market share.
- ***Prioritized Quality Control*** — by investing in manufacturing tools and expanding domestic supply chains to ensure excellence in production
- ***Formed Strategic Partnerships*** — driving engineering growth, resulting in the rapid development o the WOLF Electric Truck Series.
- ***Strong Market Demand*** — through major public showings to over 13,670,000 people, strengthening the foundation for further pre-sales.

Alpha is committed to creating the kinds of electric vehicles we believe the world has always wanted to see but that have not existed — until now.

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, CA 92618
USA

Alpha Motor Corporation

https://www.alphamotorinc.com

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ABOUT VEHICLES RESERVE INVEST EVENTS AXIS


CALIFORNIA
WOLF

Dec 7

RESERVE YOUR INVESTMENT IN ALPHA'S UPCOMING EQUITY ROUND


ALPHA MOTOR
CORPORATION
66,830+
Vehicle Preorder Indications to Date
WOLF
EV Manufacturer of the Year (2023)
Motor Vehicle Manufacturing Chairperson of 2023
U.S. Congressional Recognition
Better Business Bureau Accreditation A+ Rating
LA Auto Show THE ZEVAS Winner
Multiple Public Showings to Over 13M People
*As of November 2023. Not exhaustive. Visit www.alphamotorinc.com/recognition for more information.

Popular Demand Fulfilled: Alpha Motor's Investment Reservation Page is Now Live

By popular demand, we have been working diligently to provide investment options. You can now make a reservation to invest and **receive 5% additional Loyalty Bonus Shares.**

SIGN UP

After successfully test driving the WOLF Electric Truck across the California desert and confirming market interest through widespread public displays to millions, we're assured: the demand for our electric vehicles is undeniable. Alpha is fully committed to bringing these electric vehicles to the market!

Alpha achieved significant milestones with the funds raised in the previous CF round:

- Validated a drivable vehicle platform to create a range of EVs sharing the same underlying technology to widen market share.
- Prioritized quality control by investing in manufacturing tools and expanding domestic supply chains to ensure excellence in production.
- Formed strategic partnerships driving engineering growth, resulting in the rapid development of the WOLF Electric Truck Series (WOLF, WOLF+, SUPERWOLF).
- Validated market demand through major public showings to over 13,670,000 people, strengthening the foundation for further pre-sales.*

LEARN MORE

See what industry experts have to say about Alpha:

- ***Why The Alpha Wolf Makes A Strong Case For Compact Electric Pickup Trucks***
- ***Here's Why The Alpha Wolf Is The Perfect Compact Electric Truck***
- ***The California-based manufacturer offers green vehicles with grit that upset even the well-established EV brands.***

Unlike the competition, **our tech is scalable and "a whole lot of fun."** Why EV Trucks? There's a lack of supply where **trucks dominate U.S. vehicle sales, maintaining the largest market share** with an anticipated 54% CAGR growth till 2030. Alpha is committed to lead the EV mass market by creating trucks with accessible design and performance.

With a differentiated go-to-market strategy, we believe Alpha will lead the transition to EV into global mainstream. At present, the company is experiencing overwhelming demand, having received **a total of over 66,830 vehicle preorder indications to date.**

Alpha is committed to successfully commercializing our EVs. We trust that our investors will be proud to back a new American EV brand, producing some of the market's most in-demand electric vehicle solutions. **Let's Move Humanity together.** Join Us!

We look forward to welcoming you as a valued investor,

Edward Lee

Founder, CEO

Alpha Motor Corporation

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Alpha Motor is taking reservations for a possible, upcoming round. Join the waitlist today.

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Alpha Motor Corporation (Alpha), Electric Vehicle Manufacturer of the Year 2023 backed by U.S. Congressional Recognition, is a pre-revenue company focused on producing award-...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ALPHA MOTOR
CORPORATION

$136,605.05 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTI

REASONS TO INVEST

- PROVEN TRACK RECORD – After successfully validating driving performance and gaining recognition as a quality U.S. EV brand through public showings to millions, Alpha is advancing pre-production development.

- SUCCESS & EXPANSION - After a successful funding round, Alpha is manufacturing more test vehicles, utilizing patented technology to expand the range of EVs on a shared platform, appealing to a wider consumer base.

- SIGNIFICANT DEMAND – Over 66K preorder indications received, in addition to distribution agreements in EU, M.E., & APAC regions. We aim to manufacture for the EV mass market, expected to surpass $1.5T by 2030.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

RESERVED
$136,605.05

INVESTORS
67

ABOUT

HEADQUARTERS
9551 Irvine Center Drive
Irvine, CA 92618

WEBSITE
View Site

Alpha Motor Corporation (Alpha), Electric Vehicle Manufacturer of the Year 2023 backed by U.S. Congressional Recognition, is a pre-revenue company focused on producing award-winning EVs with patented technology for widespread adoption.

TEAM

Edward Lee
Founder/CEO

Edward Lee, Founder, CEO, and Chairman, leads Alpha's commercialization, he is awarded for "Executive Leadership Excellence in Innovation" by Giles-O'Malley Center and CEO Monthly, named "2023 Motor Vehicle Manufacturing Chairperson (USA)." Recognized by Toyota as the lead inventor of the Lexus LC 500 design, his 20+ years' automotive expertise includes working with Audi, Lexus, and Toyota.

Jada Lee
Co-Founder/Vice Chairman

Jada Lee, Co-Founder and Vice Chairman, has been General Counsel and Chief Compliance Officer of a private equity firm overseeing US$14.5 billion in gross assets. With a career rooted in top global law firms, her 16+ years advising on energy investments, capital markets, initial public offerings and private equity leads Alpha into a distinguished electric vehicle brand.



Kevin Lee
Chief Of Research & Development

Kevin Lee, Chief of R&D, pioneers electric vehicle innovation at Alpha. With over 17 years of experience, including leading Tesla Model 3's development, he spearheads digital advancements for automotive OEMs and tech companies.



Michelle Quan
Chief Financial Officer

Michelle Quan, President of MTX CPA, boasts 19+ years in public accounting. Her expertise from firms like PwC and RSM US LLP bolsters Alpha's financial strategies, offering comprehensive tax compliance services and GAAP to IFRS reporting conversion.



Peter Bardenfleth-Hansen
Advisory Board

Peter Bardenfleth-Hansen's 10-year tenure scaling Tesla in Europe enriches Alpha. His experience in electrification, coupled with roles in e-mobility companies and charge point manufacturing, augments Alpha's mission in the EV ecosystem.



Jochen Rudat
Advisory Board

Jochen Rudat's 25 years in the mobility industry, including pivotal roles at Tesla, offer invaluable counsel to Alpha's expansion. His contributions in building Tesla's European business underscore his strategic guidance.



Oded Tal
Advisory Board

Oded Tal, CEO of MAX Group, brings extensive expertise in operations engineering and executive leadership. His diverse background and ongoing research in industrial engineering propel Alpha's pursuit of automated manufacturing techniques.



Marty Slater
Advisory Board

Marty Slater's 30+ years in innovative companies like Becton Dickinson and Edwards Lifesciences amplify Alpha's innovation in product development and commercialization, leveraging experience in engineering and high-volume manufacturing.

Noah Goldstein
Advisory Board

Noah Goldstein, a Grammy-winning music producer and industry figure, adds a creative perspective to Alpha Motor. His track record in producing award-winning projects bolsters Alpha's unique approach in the automotive landscape.

Jarod Doran
Senior Engineer

Jarod Doran, with 15+ years in the BEV and hybrid industry, propels Alpha's technological advancement across diverse vehicle sectors, having directed engineering departments in various automotive realms.

Todd Foley
Government Relations Policy Advisor

Todd Foley leverages extensive business and government experience to drive innovative government relations at Alpha. His background in energy policy ensures Alpha's alignment with sustainable automotive solutions.

NEW UPDATES

12.14.23

Over $100K+ Reservations Achieved!

AMAZING NEWS! In less than a week, we've achieved over US$100,000 in reservations – a huge thank you for your amazing support!

Time is of the essence, and we want to ensure you're fully informed about the limited-time opportunity to secure additional bonus shares by acting swiftly.

For a limited period:

- **Reserve Now:** By reserving your spot during this time frame, you'll receive an additional **5% bonus shares**.
- **Reserve Now + Invest within 72 Hours:** If you decide to invest within the first 72 hours after our launch, you'll receive a **total of 15% bonus shares**.
- **Reserve Now + Invest within 1 Week:** Even if you invest within the first week but after the initial 72 hours, you'll still enjoy a total of **12% bonus shares**.
- **Reserve Now + Invest within 2 Weeks:** If you invest within the first two weeks, you'll receive a total bonus of **10% bonus shares**.

**All investments made within 72 Hours after our launch will receive 10% bonus shares.*

Once this limited period ends:

- **Invest $20,000:** If you invest $20,000, you'll receive **5% bonus share**s.
- **Invest $250,000:** If you invest $250,000, you'll receive **10% bonus shares**.

The sooner you reserve and invest within these time frames, the more bonus shares you'll receive compared to a standard $250,000 investment.

The Alpha community is amazing! Thank you once again for your support.

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

12.14.23

Alpha Motor Receives WOLF Truck Patent Allowance




WOLF
00:08

Alpha Motor Corporation Receives Patent Allowance for WOLF Electric Truck, Introduces ACTION SERIES

Alpha Motor Corporation (Alpha) is pleased to introduce the ACTION SERIES Special Edition WOLF Electric Truck, marking a significant milestone with the recent patent allowance. This achievement underscores Alpha's ongoing dedication to advancing sustainable mobility solutions.

"I'm compelled to commend Alpha Motor Corporation for its recent milestone achievement. Their unwavering dedication to pushing the boundaries of electric vehicle technology while securing intellectual property rights is truly remarkable. This recent achievement underscores Alpha's proactive approach to safeguarding their industry advancements, ensuring a strong foundation for their continued success," said Beth Felix, Patent Attorney at Avek IP, LLC.

Following the successful validation of the WOLF truck's driving performance, Alpha is increasing the production of test vehicles. This move reflects the company's confidence in the vehicle's abilities and readiness for further testing and refinement. Alpha is committed to continually improving the WOLF's features, aiming for superior driving experience, and maintaining high-quality standards.



The ACTION SERIES WOLF Electric Truck highlights its modular design, enabling customization to cater to various consumer needs. Recognizing the importance of aftermarket solutions, the WOLF architecture is engineered to integrate an extensive array of accessories beyond standard equipment, significantly expanding the truck's customization options.

The truck market in the United States reigns as the largest and most impactful segment within the vehicle industry. Understanding the diverse needs and preferences within this segment, Alpha's WOLF embodies universal appeal, featuring versatility that resonates with the mainstream consumer base. By leveraging its innovative platform technology, Alpha aims to effectively address the requirements of various consumer segments, emphasizing the distinct advantages and unique differentiators of the WOLF Electric Truck.

The WOLF Electric Truck Differentiators:

1. **Universal Appeal:** The WOLF's classic truck appearance resonates with those who appreciate timeless styles suitable for any setting, setting it apart from unconventional vehicle aesthetics.
2. **Functionality Focus:** Prioritizing practicality, the WOLF appeals to individuals valuing traditional truck features for an uninterrupted ownership experience.
3. **Customization Flexibility:** Extensive customization options cater to diverse preferences, offering buyers a range of choices to personalize the truck based on their specific needs.
4. **Accessible and Upgradeable:** Enabled by Alpha's modular platform, the WOLF allows seamless transitions to larger variants, providing expanded cabin space and adapting to changing needs.
5. **Agile Footprint:** Its compact build suits urban environments, appealing to users not requiring larger dimensions typical in electric trucks.
6. **Integrated Charging Convenience:** Engineered to connect with available charging networks, ensuring practical and easy charging solutions.
7. **Range and Efficiency:** With ample space for larger battery packs, the WOLF offers enhanced efficiency, providing longer driving ranges or better energy efficiency.
8. **Prioritizing Domestic Production:** Highlighting Alpha's commitment to local manufacturing, supporting economic growth and the resilience of domestic supply chains.
9. **Engaging User Interface:** Alpha's focus on a simple and intuitive user-interface enhances the driving experience. The emphasis on tactile controls offers a more traditional approach to vehicle operation, fostering an engaging driving experience without distractions.
10. **Versatile Utility:** With a focus on functionality, the WOLF Electric Truck caters to diverse consumer

needs, offering a versatile vehicle suitable for various purposes, from daily commuting to cargo transport.



The WOLF Electric Truck is equipped for exceptional performance, the base model targets a range of 250-275+ miles, quick acceleration from 0-60mph in 6.2 seconds, and a towing capacity of 1360kg (3000lbs). Its exterior design, measuring 4828mm (190in) in length, 1900mm (75in) in width, and 1768mm (69in) in height, is complemented by a spacious 6ft truck bed and 16"-18" wheels. Inside, it comfortably seats 2 passengers, offering 43.3 cu ft of cargo space and featuring a digital display for the driver, wide-format center display, premium seat and trim material, Bluetooth connectivity, and a premium sound system. Additionally, the WOLF platform serves as the basis for the WOLF PLUS and SUPERWOLF 5-passenger trucks, expanding the options available based on the same versatile platform technology.

The WOLF Electric Truck stands as a symbol of Alpha's continuous dedication to sustainable mobility. Rooted in innovation and a firm resolve to address varied consumer needs, the company seeks to revolutionize a new age of electric vehicles, prioritizing quality marked by functionality, customization, and accessibility.

Related Links

www.alphamotorinc.com/actionseries

https://www.alphamotorinc.com

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

12.13.23

Alpha's Unique Solution to EV Consumer Trends



The surge in the popularity of electric vehicles (EVs) marks a pivotal shift in the automotive industry. As eco-consciousness intertwines with technological advancements, the landscape of what consumers seek in EVs becomes increasingly nuanced. Understanding the preferences of potential buyers is crucial for automakers and policymakers alike. Let's delve into the multifaceted factors influencing people's choices in electric vehicles.

Demographics: A Mosaic of Preferences

Age and Gender Dynamics

Recent market analysis demonstrates a notable surge in interest among Generation X, with a 35% increase in EV consideration over the past two years. Millennials and Gen Z still hold a prominent stake in the EV market, with over 60% expressing intent to purchase electric vehicles within the next five years. Interestingly, seniors exhibit an expanding curiosity, showing a 20% rise in EV interest, attributing it to concerns about environmental impact and rising fuel costs.

Gender-wise, while the overarching interest in EVs is similar among men and women, specific preferences vary. Women emphasize safety features more prominently, with a 15% higher inclination towards vehicles with top safety ratings. In contrast, men are slightly more drawn to performance-oriented features like acceleration and range, showing a 10% higher preference for EVs with sportier capabilities.

Lifestyle and Region

Urban areas continue to spearhead the EV adoption trend, accounting for 70% of EV ownership. This aligns with the preference for compact EVs, suitable for urban commuting. However, suburban and rural areas have witnessed a 25% increase in larger EV purchases, reflecting the growing need for vehicles with extended ranges to accommodate longer commutes.

Regions with well-established charging infrastructures show a 40% higher preference for all-electric vehicles. On the other hand, regions with fewer charging stations indicate a 30% increase in plug-in hybrid purchases, highlighting a cautious approach towards addressing range anxiety.

Budgetary Considerations

Financial incentives and long-term savings are increasingly shaping purchase decisions. A 45% surge in EV consideration is attributed to government incentives and tax credits. Additionally, consumer awareness about long-term cost benefits, such as a 30% reduction in fuel expenses and lower maintenance costs, has led to a 25% rise in EV purchases based on financial calculations.

Factors Driving Purchase Choices

Environmental Impact and Sustainability

The commitment to environmental conservation has fueled a 50% surge in EV purchases rooted in environmental concerns. Over 80% of consumers prioritize reducing their carbon footprint, considering EV ownership a tangible step towards combating climate change.

Technological Advancements

Consumer preferences strongly align with technological advancements in EVs. A 60% increase in demand for EVs equipped with autonomous driving features and over-the-air updates signifies the desire for futuristic technology. Furthermore, 75% of potential buyers express a keen interest in rapid advancements in battery technology, emphasizing its crucial role in their EV purchase decisions.

Range and Charging Infrastructure

Range anxiety has significantly diminished, with 85% of consumers citing improved battery technology and extended driving ranges as decisive factors in considering EVs. Regions with expanded fast-charging networks report a 55% higher inclination towards EV purchases, indicating the vital role of charging infrastructure in boosting consumer confidence.

Leading the Electric Vehicle Revolution

At Alpha, our pursuit of excellence in the realm of electric vehicles is deeply rooted in understanding what drives consumers. Our unique approach centers on aligning our development strategies with the evolving desires of individuals while harnessing cutting-edge technology in vehicle manufacturing. A pivotal aspect of our success story lies in our proprietary modular vehicle technology, a cornerstone allowing us to offer a diverse range of EVs tailored precisely to what consumers want.

Focusing on Consumer Preferences

Our journey began with an unwavering commitment to understanding consumer aspirations. By diving deep into demographic trends and lifestyle preferences, we've fine-tuned our development to resonate with these desires. Recognizing the growing importance of sustainability, we've integrated eco-friendly features into our designs, appealing directly to those who prioritize environmental impact in their choices.

Moreover, we've embraced the diversity of preferences by ensuring a lineup of EVs that cater to various needs. From compact models perfect for urban living to robust, long-range vehicles ideal for suburban or rural lifestyles, our approach is to create options that align seamlessly with different consumer demands.

Technological Innovation at the Forefront

At Alpha, we're driven by a passion for embracing the latest technological advancements in vehicle manufacturing. Our commitment to innovation is evident in our vehicles, which are planned to be equipped with state-of-the-art features that resonate with tech-savvy consumers. From autonomous driving capabilities to seamless connectivity and rapid charging solutions, our vehicles seek to embody the fusion of innovation and consumer demand.

This relentless pursuit of technological excellence not only enhances the driving experience but also keeps us at the forefront of the EV revolution, setting new standards within the industry.

Empowering Change with Modular Vehicle Technology

A defining aspect of Alpha's identity is our proprietary modular vehicle technology. This groundbreaking innovation empowers us to swiftly diversify our EV portfolio, addressing an array of consumer needs without compromising quality or performance. This modular approach allows us to adapt and customize our vehicles efficiently, ensuring flexibility in design and functionality.

Whether it's fine-tuning battery configurations for extended range or tailoring interiors for specific usage scenarios, our modular technology offers the agility needed to respond promptly to evolving consumer preferences.

Shaping the Future Together

At Alpha, our mission goes beyond just building great cars—it's about revolutionizing the landscape of electric vehicles. By addressing diverse consumer needs and leveraging the latest technological advancements, we're not just meeting desires but also paving the way for a transformative shift towards sustainability in the automotive industry.

In our journey towards a sustainable and electrifying future, Alpha's commitment to consumer-centric innovation stands as a testament to our dedication. Together, we're shaping a future where electric vehicles are not only desirable but accessible, marking a significant leap towards a greener and more advanced automotive era.

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

**Sources: Alpha Motor Corporation: www.alphamotorinc.com CleanTechnica: www.cleantechnica.com EVAdoption: www.evadoption.com Statista: www.statista.com InsideEVs: www.insideevs.com Green Car Reports: www.greencarreports.com Electrek: www.electrek.co Car and Driver: www.caranddriver.com AutoWeek: www.autoweek.com Transport Evolved: www.transportevolved.com Electric Vehicle Outlook: www.about.bnef.com/electric-vehicle-outlook PlugShare: www.plugshare.com ChargePoint: www.chargepoint.com U.S. Department of Energy - Alternative Fuels Data Center: www.afdc.energy.gov Electric Auto Association: www.electricauto.org IEA - International Energy Agency: www.iea.org The Drive: www.thedrive.com TechCrunch: www.techcrunch.com BloombergNEF: www.about.bnef.com*

PRESS

Top Gear

FIRST LOOK: Alpha WOLF electric pick-up truck – cooler than a Tesla Cybertruck or Rivian R1T?

View Article

Inverse

This Retro-Looking Electric Pickup Could Be a Serious Rivian Challenger

View Article

The Joe Rogan Experience

Joe Rogan Experience Podcast Episode #2048 - Reggie Watts

View Article

Motor Trend

Alpha Wolf+ First Look: EVs Becoming Pickups, Pickups Becoming Trucks

View Article

Robb Report

This Rugged New Electric Pickup Truck Brings a Retro Vibe to Any Terrain

View Article

Show More Press

ALL UPDATES

12.11.23

10 Reasons Why Alpha Motor is Compelling



“Everything about this car is SPOT ON.”
Street Interview

Alpha’s compelling value proposition is driven by the following:

1. Award-Winning Electric Vehicles: Alpha has created an impressive lineup of innovative electric vehicles, covering various segments like trucks, SUVs, and coupes, showcasing a diverse and appealing range of products. Our EVs received top recognition as crowd favorites at the LA Auto Show’s The Zero-Emission Vehicle Awards (THE ZEVAS™).

2. Successful Preorders: With over 66,000 preorders for its vehicles*, Alpha's strong market reception indicates robust demand and consumer interest in its offerings, reflecting promising future sales potential. *As of November 2023.

3. Patented Technology: Alpha's Modular Electric Vehicle Platform and Multipurpose Vehicle System are groundbreaking in the EV industry, allowing for cost-efficient production and diverse vehicle models from a shared platform.

4. Market Validation: In an industry projected to surpass US$1.5 trillion by 2030 due to global government mandates for EV adoption, Alpha is well-positioned to capture a significant share of this rapidly growing market. Alpha's successful showcases to millions of people at renowned automotive exhibitions globally, such as the Petersen Automotive Museum, Seoul Mobility Show, and SEMA Show, have garnered significant exposure and market demand.

5. Industry Recognition: The company has received acknowledgments, awards, and recognition from industry bodies, including the Certificate of Congressional Recognition, Electric Vehicle Manufacturer of the Year Award, affirming its dedication to sustainable transportation.

6. Automotive Leadership & Expertise: Led by experienced automotive executive Edward Lee, Motor Vehicle Manufacturing Chairperson of the Year (USA), Alpha embodies a vision aimed at reshaping the electric vehicle landscape, with a commitment to making high quality design, sustainability, and technology accessible.

7. Commitment to Domestic Production: Alpha Motors' investment in local manufacturing of electric vehicles not only enhances U.S. economic growth through job creation and industry support but also delivers cost efficiencies for consumers by reducing shipping expenses and potentially qualifying for incentives tied to domestic production.

8. Strategic Partnerships: Alpha has established strategic partnerships with Tier 1 vehicle manufacturing firms and technology companies, strengthening its manufacturing capabilities and engineering prowess.

9. Proven Milestones: Unlike many competitors, Alpha has chosen a transparent approach to development, providing visibility into its milestones, prototypes, and preorders, fostering trust and credibility. From the debut of its WOLF Electric Truck to the successful showcase of various prototypes including a functional driving test vehicle, Alpha has consistently achieved developmental milestones within a short period.

10. Significant Market Potential: In an industry projected to surpass US$1.5 trillion by 2030 due to global government mandates for EV adoption, Alpha is well-positioned to capture a significant share of this rapidly growing market.

Alpha stands out with its diverse range of electric vehicles, including trucks, SUVs, sedans, and coupes, all built on its cutting-edge modular platform, revolutionizing accessibility. Distinguished by its transparent development strategy, validated through market accolades and major exhibitions, Alpha's commitment to domestic manufacturing ensures quality control, swift delivery, and a closer connection to the market, fostering reliability and customer satisfaction. Alpha is positioned to be a leader in the rapidly growing electric vehicle landscape.

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

12.08.23

Alpha Motor's Reservation Page is Now Live



ALPHA MOTOR
CORPORATION
66,830+
Vehicle Preorder Indications to Date
EV Manufacturer of the Year (2023)
Motor Vehicle Manufacturing Chairperson of 2023
U.S. Congressional Recognition
Better Business Bureau Accreditation A+ Rating
LA Auto Show THE ZEVAS Winner
Multiple Public Showings to Over 13M People

By popular demand, we have been working diligently to provide investment options. You can now make a reservation to invest and receive 5% additional Loyalty Bonus Shares.

After successfully test driving the WOLF Electric Truck across the California desert and confirming market interest through widespread public displays to millions, we're assured: **the demand for our electric vehicles is undeniable. Alpha is fully committed to bringing our electric vehicles to the market!**

Alpha achieved significant milestones with the funds raised in the previous CF round:

- Validated drivable vehicle platform to create a range of EVs sharing the same underlying technology to widen market share.
- Prioritized quality control by investing in manufacturing tools and expanding domestic supply chains to ensure excellence in production.
- Formed strategic partnerships driving engineering growth, resulting in the rapid development of the WOLF Electric Truck Series (WOLF, WOLF+, SUPERWOLF).
- Validated market demand through major public showings to over 13,670,000 people, strengthening the foundation for further pre-sales.*

Unlike the competition, **our tech is scalable and "a whole lot of fun."** Why EV Trucks? There's a lack of supply where **trucks dominate U.S. vehicle sales, maintaining the largest market share** with an anticipated 54% CAGR growth till 2030. Alpha is committed to lead the EV mass market by creating trucks with accessible design and performance.

See what industry experts have to say about Alpha:

- ***Why The Alpha Wolf Makes A Strong Case For Compact Electric Pickup Trucks***
- ***Here's Why The Alpha Wolf Is The Perfect Compact Electric Truck***
- ***The California-based manufacturer offers green vehicles with grit that upset even the well-established EV brands.***

With a differentiated go-to-market strategy, we believe Alpha will lead the transition to EV into global mainstream. At present, the company is experiencing overwhelming demand, having received **a total of over 66,830 vehicle preorder indications to date**.

Alpha is committed to successfully commercializing our EVs. We trust that our investors will be proud to back a new American EV brand, producing some of the market's most in-demand electric vehicle solutions. **Let's Move Humanity together**. Join Us!

We look forward to welcoming you as a valued investor,

Edward Lee

Founder, CEO

Alpha Motor Corporation

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